FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2009
QUEBECOR MEDIA INC.
(Name of Registrant)
612 St-Jacques Street, Montreal, Canada, H3C 4M8
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
Form 20-F ☑    Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]
Yes ☐    No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

MANAGEMENT DISCUSSION AND ANALYSIS
COMPANY PROFILE
Quebecor Media Inc. (“Quebecor Media” or the “Company”), a subsidiary of Quebecor Inc. (“Quebecor”) incorporated under Part 1A of the Companies Act (Québec) in August 2000, is one of Canada’s largest media companies. Quebecor Media’s subsidiaries operate in the following business segments: Telecommunications (formerly “Cable”), News Media (formerly “Newspapers”), Broadcasting, Leisure and Entertainment and Interactive Technologies and Communications. Quebecor Media is pursuing a convergence strategy to capture synergies among all of its media properties.
The following Management Discussion and Analysis covers the main activities of the Company in the third quarter of 2009 and the major changes from the last financial year. The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) and all amounts are in Canadian dollars unless otherwise indicated. For a discussion of the principal differences between Canadian GAAP and US GAAP as they related to our financial statements, see Note 13 to our unaudited consolidated financial statements for the three-month and nine-month periods ended September 30, 2009. The Management Discussion and Analysis should be read in conjunction with the information in the Annual Report of the Company for the financial year ended December 31, 2008 (Form 20F), which is available on the Web site of the U.S. Securities and Exchange Commission at www.sec.gov.
BUSINESS SEGMENTS
In the second quarter of 2009, Quebecor Media adopted new names for two of its business segments. To reflect the Cable segment’s comprehensive range of cable television, Internet access and telephone services, as well as the future roll-out of its Advanced Wireless Services network (“AWS network”), its name was changed to the Telecommunications segment. At the same time, in view of the incorporation of Canoe Inc. (“Canoe”) content into the operations of Sun Media Corporation, the Newspapers segment has been renamed News Media, reflecting the creation of an integrated news and related products organization that provides diverse, original content of high quality for all of Quebecor Media’s platforms.
HIGHLIGHTS SINCE END OF SECOND QUARTER 2009
•
On August 26, 2009, the illico Digital TV service provided by Videotron Ltd. (“Videotron”) passed the million-subscriber mark. Videotron is maintaining its leadership position in digital cable television service in Québec. Videotron recorded combined customer growth for its cable television services for the 17th consecutive quarter, i.e. through every period since the end of the second quarter of 2005.

•
Restructuring and other cost-reduction initiatives in the News Media segment continued to yield positive results during the third quarter of 2009. Total year-to-date savings generated by these initiatives are estimated at $45.0 million.

•
On August 26, 2009, Archambault Group Inc. (“Archambault Group”) launched the Jelis.ca digital ebook download site, the first French-language service of its kind in North America. Archambault Group is carrying out this project in collaboration with Sony of Canada Ltd., provider of the Sony Reader line of digital book devices.

NON-GAAP FINANCIAL MEASURES
We use certain supplemental financial measures that are not calculated in accordance with or recognized by Canadian GAAP or accounting principles generally accepted in the United States (“U.S. GAAP”) to assess our financial performance. We use these non-GAAP financial measures, such as operating income, cash flows from segment operations, free cash flows from continuing operating activities and average revenue per user, which we refer to as ARPU, because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this quarterly report may not be comparable to other similarly titled measures disclosed by other companies.
In the second quarter of 2009, Quebecor Media made changes to the definitions of the non-GAAP measures it uses. Additions to intangible assets (excluding initial amount disbursed for the acquisition of Advanced Wireless Services licences) are now deducted in the calculation of Cash flow from segment operations and of Free cash flow from continuing operating activities.
Operating Income
We define operating income, as reconciled to net income under Canadian GAAP, as net income before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill and intangible assets, income taxes, non-controlling interest and income from discontinued operations. Operating income as defined above is not a measure of results that is recognized under Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP or U.S. GAAP. Our parent company, Quebecor, considers the media segment as a whole and uses operating income in order to assess the performance of its investment in Quebecor Media. Our management and Board of Directors use this measure in evaluating our consolidated results as well as the results of our operating segments. As such, this measure eliminates the effect of significant levels of non-cash charges related to depreciation of tangible assets and amortization of certain intangible assets, and it is unaffected by the capital structure or investment activities of Quebecor Media and its segments. Operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of capitalized tangible and intangible assets used in generating revenues in our segments. Quebecor Media uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities. In addition, measures like operating income are commonly used by the investment community to analyze and compare the performance of companies in the industries in which we are engaged. Our definition of operating income may not be the same as similarly titled measures reported by other companies. We provide a reconciliation of operating income to net income as disclosed in the consolidated financial statements in Table 1 below.

Table 1
Reconciliation between the operating income measure used in this report and the net income measure used in the consolidated financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Operating Income
Telecommunications	$235.7	$201.0	$692.0	$579.8
News Media	44.9	52.6	130.2	172.3
Broadcasting	10.3	10.8	47.8	43.5
Leisure and Entertainment	11.9	8.7	17.5	9.2
Interactive Technologies and Communications	1.0	1.0	2.7	2.1
Head office	0.6	0.7	3.2	2.3

	304.4	274.8	893.4	809.2
Amortization	(86.2)	(76.9)	(254.6)	(233.9)
Financial expenses	(60.8)	(68.1)	(173.3)	(209.8)
Gain on valuation and translation of financial instruments	31.1	3.4	59.0	23.0
Restructuring of operations and other special items	(3.9)	(2.0)	(8.1)	(4.3)
Impairment of goodwill and intangible assets	—	—	(13.6)	—
Income taxes	(42.0)	(40.8)	(116.0)	(113.9)
Non-controlling interest	(2.6)	(5.9)	(13.1)	(15.9)
Income from discontinued operations	2.9	—	2.9	2.3

Net income	$142.9	$84.5	$376.6	$256.7

Cash Flows from Segment Operations
We use cash flows from segment operations as a measure of the liquidity generated by our segment operations. Cash flows from segment operations represents funds available for interest and income tax payments, disbursements related to restructuring programs, business acquisitions, the payment of dividends and the repayment of long-term debt. Cash flows from segment operations is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Cash flows from segment operations is considered to be an important indicator of liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our segment operations. This measure is unaffected by the capital structure of Quebecor Media and its segments. Cash flows from segment operations represents operating income as defined above, less additions to property, plant and equipment and additions to intangible assets (excluding initial amount disbursed for the acquisition of Advanced Wireless Services licences), plus proceeds from the disposal of assets. When we discuss cash flows from segment operations in this quarterly report, we provide the detailed calculation of the measure in the same section.
Free Cash Flows from Continuing Operating Activities
We use free cash flows from continuing operating activities as a measure of total liquidity generated on a consolidated basis. Free cash flows from continuing operating activities represents funds available for business acquisitions, the payment of dividends and the repayment of long-term debt. Free cash flows from continuing operating activities is not a measure of liquidity that is consistent with Canadian GAAP or U.S. GAAP. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. Free cash flows from continuing operating activities is considered to be an important indicator of our liquidity and is used by our management and Board of Directors to evaluate cash flows generated by our consolidated operations. We provide a reconciliation of free cash flows from continuing operating activities to cash flows provided by continuing operating activities measure reported in the consolidated financial statements in Table 2 below.

Table 2
Reconciliation between free cash flows from continuing operating activities and the cash flows provided by continuing operating activities measure reported in the financial statements
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
Free cash flows from continuing operating activities (see Table 3)	$131.4	$115.6	$192.5	$99.1
Additions to property, plant and equipment	122.6	113.6	355.3	350.5
Additions to intangible assets	32.9	22.7	86.0	49.5
Proceeds from disposal of assets	(0.4)	(0.2)	(1.5)	(1.6)

Cash flows provided by continuing operating activities	$286.5	$251.7	$632.3	$497.5

Average Monthly Revenue per User
ARPU is an industry metric that the Company uses to measure its average cable, Internet, cable telephone and wireless telephone revenues per month per customer. ARPU is not a measurement that is consistent with Canadian or US GAAP and the Company’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Company calculates ARPU by dividing its combined cable television, Internet access, cable telephone and wireless telephone revenues by the average number of customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.
2009/2008 THIRD QUARTER COMPARISON
Revenues: $918.4 million, an increase of $10.3 million (1.1%).
•	Revenues increased in Telecommunications (by $50.8 million or 11.2% of segment revenues), mainly because of customer growth for all services, and in Leisure and Entertainment ($4.8 million or 6.4%).

•
Revenues decreased in News Media ($41.6 million or -14.7%) essentially due to lower advertising revenues, in Broadcasting ($3.1 million or -3.4%) and in Interactive Technologies and Communications ($0.4 million or -1.9%).

Operating income: $304.4 million, an increase of $29.6 million (10.8%).
•	Operating income increased in Telecommunications (by $34.7 million or 17.3% of segment operating income) and in Leisure and Entertainment ($3.2 million or 36.8%).

•	Operating income decreased in News Media ($7.7 million or -14.6%) and in Broadcasting ($0.5 million or -4.6%).

•
Changes in the fair value of Quebecor Media generated a $3.4 million unfavourable variance in the consolidated stock option expense in the third quarter of 2009, compared with the same period of 2008. The fair value of Quebecor Media, based on market comparables, increased during the third quarter of 2009, compared with a decrease in the same period of 2008.

•
Excluding the impact of the consolidated stock option expense and the operating income of Osprey Media, acquired in August 2007, and if the figures for all prior periods are restated to reflect the Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II licence fee adjustment (for details, see “Part II licence fees” in the discussion of the results of the Telecommunications segment and the Broadcasting segment), the increase in operating income in the third quarter of 2009 would have been 12.6%, compared with 10.3% in the same period of 2008.

Net income: $142.9 million, compared with $84.5 million in the third quarter of 2008, an increase of $58.4 million (69.1%).
•	The increase was mainly due to:
•	$29.6 million increase in operating income;

•	$27.7 million favourable variance in gains and losses on valuation and translation of financial instruments;

•	$7.3 million decrease in financial expenses.
Partially offset by:
•	$9.3 million increase in amortization charge.
Amortization charge: $86.2 million, an increase of $9.3 million.
•	The increase was mainly due to significant capital expenditures in the Telecommunications segment in 2008 and the first nine months of 2009.
Financial expenses: $60.8 million, a decrease of $7.3 million.
•	The decrease was mainly due to:
•	lower base interest rates;

•	$1.6 million favourable variance in exchange rates on operating items.
•	The increase in interest caused by higher indebtedness was largely capitalized to additions to property, plant and equipment and to acquisitions of intangible assets.
Gain on valuation and translation of financial instruments: $31.1 million in the third quarter of 2009, compared with $3.4 million in the same quarter of 2008. The $27.7 million increase resulted primarily from the fluctuation in the fair value of early settlement options due to favourable interest rate fluctuations.
Charge for restructuring of operations and other special items: $3.9 million, compared with $2.0 million in the same period of 2008.
•
In the third quarter of 2009, a $3.5 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff reduction programs. The $2.0 million charge recorded in the same period of 2008 was primarily related to job cuts at several publications in the News Media segment.

•	A $0.4 million charge for restructuring of operations was also recorded in the third quarter of 2009 in other segments.
Income tax expense: $42.0 million (effective tax rate of 22.8%) in the third quarter of 2009, compared with $40.8 million (effective tax rate of 31.1%) in the same period of 2008. The decrease in the effective tax rate was mainly due to:
•	a favourable tax rate mix in the various components of the gains and losses on financial instruments and derivative financial instruments, and on the translation of financial instruments;

•	favourable changes in the timing of future reversals of temporary differences.
2009/2008 YEAR-TO-DATE COMPARISON
Revenues: $2.75 billion, an increase of $26.5 million (1.0%).
•
Revenues increased in Telecommunications ($137.6 million or 10.3% of segment revenues) mainly because of customer growth for all services, in Leisure and Entertainment ($10.8 million or 5.4%), in Interactive Technologies and Communications ($1.9 million or 2.9%) and in Broadcasting ($0.7 million or 0.2%).

•	Revenues decreased in News Media ($123.7 million or -14.1%) as a result of the decrease in advertising revenues.

Operating income: $893.4 million, an increase of $84.2 million (10.4%).
•
Operating income increased in Telecommunications ($112.2 million or 19.4% of segment operating income), in Leisure and Entertainment ($8.3 million or 90.2%), in Broadcasting ($4.3 million or 9.9%) and in Interactive Technologies and Communications ($0.6 million or 28.6%).

•	Operating income decreased in News Media (by $42.1 million or -24.4%).

•
The increase in operating income includes an $18.0 million favourable variance (including $13.9 million in the Telecommunications segment and $4.1 million in the Broadcasting segment) related to the recognition in the first nine months of 2008 of a retroactive provision for CRTC Part II fees (for details, see “Part II licence fees” in the discussion of the results of the Telecommunications segment and the Broadcasting segment).

•
Changes in the fair value of Quebecor Media resulted in a $5.7 million increase in the consolidated stock option expense in the first nine months of 2009 compared with the same period of 2008. The fair value of Quebecor Media, based on market comparables, increased in the first nine months of 2009, compared with a decrease in the same period of 2008.

•
Excluding the impact of the consolidated stock option expense and the operating income of Osprey Media, and if the figures for all prior periods are restated to reflect the CRTC Part II fee adjustment, the increase in year-to-date operating income would have been 9.9%, compared with 14.7% in the same period of 2008.

Net income: $376.6 million, compared with $256.7 million in the first nine months of 2008, an increase of $119.9 million (46.7%).
•	The increase was mainly due to:
•	$84.2 million increase in operating income;

•	$36.5 million decrease in financial expenses;

•	$36.0 million favourable variance in gains and losses on valuation and translation of financial instruments.
Partially offset by:
•	$20.7 million increase in amortization charge;
•	recognition of a $13.6 million non-cash impairment charge for goodwill and intangible assets during the first nine months of 2009.
Amortization charge: $254.6 million, an increase of $20.7 million, essentially due to the same factor noted above in the 2009/2008 third quarter comparison.
Financial expenses: $173.3 million, a decrease of $36.5 million.
•	The decrease was mainly due to:
•	lower base interest rates;

•	$13.5 million favourable variance in exchange rates on operating items.
•	The increase in interest caused by higher indebtedness was largely capitalized to additions to property, plant and equipment and to acquisitions of intangible assets.
Gain on valuation and translation of financial instruments: $59.0 million in the first nine months of 2009, compared with $23.0 million in the same period of 2008, a $36.0 million increase essentially due to the same factor noted above in the 2009/2008 third quarter comparison.
Charge for restructuring of operations and other special items: $8.1 million, compared with $4.3 million in the same period of 2008.
•
In the first nine months of 2009, a $6.2 million charge for restructuring of operations was recorded in the News Media segment in connection with new staff reduction programs. The $4.3 million charge recorded in the first nine months of 2008 was primarily related to job cuts at several publications in the News Media segment.

•	A $1.9 million charge for restructuring of operations was recognized in other segments in the first nine months of 2009.

Non-cash charge for impairment of goodwill and intangible assets: total $13.6 million in the first nine months of 2009.
•
In the fourth quarter of 2008, Quebecor Media determined that the adverse financial and economic environment was a triggering event for goodwill impairment tests in the News Media, Leisure and Entertainment and Interactive Technologies and Communications segments. As a result, Quebecor Media concluded that the goodwill of these segments was impaired. In the second quarter of 2009, Quebecor Media completed the goodwill impairment tests and an additional non-cash goodwill impairment charge of $5.6 million, without any tax consequences, was recorded as an adjustment to the non-cash goodwill impairment charge recorded in the fourth quarter of 2008.

•	In the second quarter of 2009, the Company also recorded an $8.0 million charge for impairment of mastheads of publications in the News Media segment following its annual impairment test.
Income tax expense: $116.0 million (effective tax rate of 23.1%) for the first nine months of 2009, compared with $113.9 million (effective tax rate of 29.6%) in the same period of 2008.
•	The decrease in the effective tax rate on a year-to-date basis was mainly due to the:
•	recognition of tax benefits in the amount of $14.0 million related to tax consolidation transactions with the parent company, compared with $6.4 million in the first nine months of 2008;

•	favourable tax rate mix in the various components of the gains and losses on financial instruments and derivative financial instruments, and on translation of financial instruments;

•	favourable changes in the timing of future reversals of temporary differences.
FREE CASH FLOWS FROM CONTINUING OPERATING ACTIVITIES
Free cash flows from continuing operating activities: $131.4 million in the third quarter of 2009, compared with $115.6 million in the same period of 2008 (Table 3).
•	The $15.8 million increase was mainly due to:
•	$29.6 million increase in operating income;

•	decrease in capital expenditures in the News Media segment due to the implementation in 2008 of phase two of the project to acquire new presses;

•	$7.6 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Third Quarter Comparison” above).
Offset by:
•	higher capital expenditures in the Telecommunications segment due to build-out of the AWS network.
Free cash flows from continuing operating activities: $192.5 million in the first nine months of 2009, compared with $99.1 million in the same period of 2008 (Table 3).
•	The $93.4 million increase was mainly due to:
•	$84.2 million increase in operating income;

•	$37.3 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Year-to-Date Comparison” above);

•
$29.2 million decrease in use of funds for non-cash balances related to operations, primarily due to the impact of disbursements made in the first nine months of 2008 in connection with the exercise of stock options, partially offset by the impact of a larger decrease in other accounts payable and accrued charges in the first nine months of 2009;

•	decrease in capital expenditures in the News Media segment due to the implementation in 2008 of phase two of the project to acquire new presses.
Partially offset by:
•	higher capital expenditures in the Telecommunications segment due to build-out of the AWS network;

•	$12.9 million increase in current income tax expense.

Table 3: Quebecor Media
Free cash flows from continuing operating activities
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Cash flows from segment operations
Telecommunications	$98.1	$105.9	$306.0	$283.0
News Media	34.9	25.5	101.2	99.5
Broadcasting	4.8	2.8	30.9	28.1
Leisure and Entertainment	10.5	4.3	12.6	(1.7)
Interactive Technologies and Communications	0.4	(0.2)	(0.1)	(0.5)
Head Office and other	0.6	0.4	3.0	2.4

	149.3	138.7	453.6	410.8
Cash interest expense[1]	(58.1)	(65.7)	(165.8)	(203.1)
Cash portion of charge for restructuring of operations and other special items	(3.6)	(2.0)	(7.8)	(4.3)
Current income taxes	(7.5)	1.1	(14.1)	(1.2)
Other	2.4	(2.3)	0.4	(0.1)
Net change in non-cash balances related to operations	48.9	45.8	(73.8)	(103.0)

Free cash flows from continuing operating activities	$131.4	$115.6	$192.5	$99.1

[1]
Interest on long-term debt, foreign currency translation of short-term monetary items and other interest expenses, less interest capitalized to cost of property, plant and equipment, and intangible assets (see Note 3 to the consolidated financial statements).

Table 4
Reconciliation of cash flows from segment operations to operating income
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Operating income	$304.4	$274.8	$893.4	$809.2
Additions to property, plant and equipment	(122.6)	(113.6)	(355.3)	(350.5)
Acquisitions of intangible assets	(32.9)	(22.7)	(86.0)	(49.5)
Proceeds from disposal of assets	0.4	0.2	1.5	1.6

Cash flows from segment operations	$149.3	$138.7	$453.6	$410.8

SEGMENTED ANALYSIS
Telecommunications
Third quarter 2009
Revenues: $503.4 million, an increase of $50.8 million (11.2%).
•
Combined revenues from all cable television services increased $15.7 million (7.7%) to $218.7 million, primarily due to customer base growth, as well as increases in some rates, customer migration from analog to digital service, increased Video on Demand and pay TV orders, and the success of high definition (“HD”) packages.

•
Revenues from Internet access services increased $21.4 million (17.4%) to $144.7 million. The improvement was mainly due to customer growth, as well as to increases in some rates, higher per-customer volume and customer migration to higher-speed services.

•
Revenues from cable telephone service increased $18.2 million (25.0%) to $90.9 million, primarily as a result of customer growth. The increase would have been greater had there not been a decrease in average per-customer revenues due to fewer long-distance calls.

•	Revenues from wireless telephone service increased $2.8 million (33.9%) to $11.0 million, essentially due to customer growth.

•	Revenues of Le SuperClub Vidéotron ltée (“Le SuperClub Vidéotron”) decreased $7.4 million (-53.6%) to $6.5 million, primarily as a result of the franchising of 31 corporate stores.
Monthly ARPU: $88.85 compared with $81.01 in the same period of 2008, an increase of $7.84 (9.7%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 27,100 in the third quarter of 2009 (compared with an increase of 31,500 in the same quarter of 2008), and by 68,200 (4.0%) in the 12-month period ended September 30, 2009 (Table 5). Videotron posted combined customer growth for cable television services for the 17th consecutive quarter, i.e. every period since the end of the second quarter of 2005. As of the end of the third quarter of 2009, Videotron had 1,759,700 customers for its cable television services, for a household penetration rate of 68.4% (number of subscribers as a proportion of total homes passed by the cable network, i.e., 2,573,600 homes as of the end of September 2009), compared with 66.8% one year earlier.
•
The number of subscribers to illico Digital TV stood at 1,042,400 at the end of the third quarter of 2009, an increase of 52,100 or 5.3% during the quarter (compared with an increase of 46,200 in the third quarter of 2008) and an increase of 165,700 (18.9%) over a 12-month period. As of September 30, 2009, illico Digital TV had a household penetration rate of 40.5% versus 34.6% a year earlier.

•
The customer base for analog cable television services decreased by 25,000 during the third quarter of 2009 (compared with a decrease of 14,700 customers in the same quarter of 2008) and by 97,500 (-12.0%) over a 12-month period, primarily as a result of customer migration to illico Digital TV.

Internet access – The number of subscribers to cable Internet access services stood at 1,145,400 at September 30, 2009, an increase of 35,500 (3.2%) from the previous quarter (compared with an increase of 42,500 in the third quarter of 2008) and an increase of 114,000 (11.1%) over the 12-month period ended September 30, 2009 (Table 5). At September 30, 2009, cable Internet access services had a household penetration rate of 44.5%, compared with 40.7% at September 30, 2008.
Cable telephone service – The number of subscribers to cable telephone service stood at 979,100 at the end of September 2009, an increase of 44,300 (4.7%) from the previous quarter (compared with an increase of 55,000 in the third quarter of 2008) and an increase of 181,200 (22.7%) from the end of the third quarter of 2008 (Table 5). At September 30, 2009, the IP telephone service had a household penetration rate of 38.0%, compared with 31.5% a year earlier.
Wireless telephone service – At September 30, 2009, there were 79,800 activated phones on the wireless telephone service, an increase of 6,300 (8.6%) from the end of the second quarter of 2009. The number of activated phones increased by 21,200 (36.2%) during the 12-month period ended September 30, 2009 (Table 5).

Table 5
Telecommunications segment quarter-end customer numbers for the last eight quarters
(in thousands of customers)

	Sept. 2009	June 2009	Mar. 2009	Dec. 2008	Sept. 2008	June 2008	Mar. 2008	Dec. 2007
Cable television:
Analog	717.3	742.3	766.0	788.3	814.8	829.5	849.4	869.9
Digital	1,042.4	990.3	963.2	927.3	876.7	830.5	802.8	768.2

Total cable television	1,759.7	1,732.6	1,729.2	1,715.6	1,691.5	1,660.0	1,652.2	1,638.1
Cable Internet	1,145.4	1,109.9	1,089.3	1,063.8	1,031.4	988.9	965.3	933.0
Cable telephone	979.1	934.8	890.9	852.0	797.9	742.9	691.6	636.4
Wireless telephone[1]	79.8	73.5	68.0	63.4	58.6	54.6	49.9	45.1

[1]	In thousands of handsets
Operating income: $235.7 million, an increase of $34.7 million (17.3%).
•	The increase was mainly due to:
•	customer growth for all services;

•	increases in some rates, primarily for the cable television and Internet access services, and in per-customer volume.
•
Excluding the variance in the stock option expense and if the figures for all prior periods are restated to reflect the CRTC Part II licence fee adjustment (for details, see “Part II licence fees”), the increase in operating income in the third quarter of 2009 would have been 17.8%, compared with 19.4% in the same period of 2008.

Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues): 53.2% in the third quarter of 2009, compared with 55.6% in the same quarter of 2008. Operating costs as a proportion of revenues decreased for the following reasons:
•	the significant fixed component of costs, which does not fluctuate in proportion to revenue growth;

•	the marginal impact on costs of the increases in some rates.
Year to date
Revenues: $1.47 billion, an increase of $137.6 million (10.3%) essentially due to the same factors noted above in the discussion of third quarter 2009 results.
•	Combined revenues from all cable television services increased $45.1 million (7.5%) to $646.8 million.

•	Revenues from Internet access services increased $54.5 million (14.8%) to $421.9 million.

•	Revenues from cable telephone service increased $52.0 million (25.0%) to $259.5 million.

•	Revenues from wireless telephone service increased $7.0 million (30.4%) to $30.1 million.

•	Revenues from Le SuperClub Vidéotron decreased $16.5 million (-40.3%) to $24.4 million.
Year-to-date ARPU: $87.04, compared with $80.33 in the same period of 2008, an increase of $6.71 (8.4%).
Customer statistics
Cable television – The combined customer base for all of Videotron’s cable television services increased by 44,100 (2.6%) in the first nine months of 2009, compared with an increase of 53,400 in the same period of 2008.
•	The number of subscribers to illico Digital TV increased by 115,100 (12.4%) in the first nine months of 2009, compared with 108,500 in the same period of 2008.

•	The customer base for analog cable television services decreased by 71,000 (-9.0%), compared with a decrease of 55,100 in the same period of 2008.
Internet access – The number of subscribers to cable Internet access services increased by 81,600 (7.7%), compared with 98,400 in the same period of 2008.

Cable telephone service – The number of subscribers to cable telephone service increased by 127,100 (14.9%) in the first nine months of 2009, compared with 161,500 in the same period of 2008.
Wireless telephone service – The number of activated phones increased by 16,400 (25.9%) in the first nine months of 2009, compared with 13,500 in the same period of 2008.
Operating income: $692.0 million, an increase of $112.2 million (19.4%).
•	The increase was mainly due to:
•	customer growth for all services;

•	increases in some rates and in per-customer volume;

•	$13.9 million favourable variance related to recognition in the first nine months of 2008 of a retroactive provision for CRTC Part II fees (for details, see “Part II licence fees” below).
•
Excluding the variance in the stock option expense, and if the figures for all prior periods were restated to reflect the CRTC Part II fee adjustment, segment operating income would have increased by 17.0% in the first nine months of 2009, compared with 23.1% in the same period of 2008.

Operating costs for all Telecommunications segment operations (expressed as a percentage of revenues): 52.9% in the first nine months of 2009, compared with 56.4% in the same period of 2008. The reduction was essentially due to the same factors noted above in the discussion of third quarter 2009 operating results as well as the impact of the recognition of a retroactive charge for CRTC Part II fees in the second quarter of 2008.
Cash flows from operations
Quarterly cash flows from segment operations: $98.1 million in the third quarter of 2009, compared with $105.9 million in the same period of 2008 (Table 6).
•	The $7.8 million decrease mainly reflects:
•	$32.0 million increase in additions to property, plant and equipment and $10.2 million increase in acquisitions of intangible assets due to build-out of AWS network.
Partially offset by:
•	$34.7 million increase in operating income.
Year-to-date cash flows from segment operations: $306.0 million, compared with $283.0 million in the same period of 2008 (Table 6).
•	The $23.0 million increase was mainly due to:
•	$112.2 million increase in operating income.
Offset by:
•	$52.7 million increase in additions to property, plant and equipment and $36.3 million increase in acquisitions of intangible assets due to build-out of AWS network.

Table 6: Telecommunications
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Operating income	$235.7	$201.0	$692.0	$579.8
Additions to property, plant and equipment	(114.1)	(82.1)	(318.0)	(265.3)
Acquisitions of intangible assets	(23.8)	(13.6)	(68.8)	(32.5)
Proceeds from disposal of assets	0.3	0.6	0.8	1.0

Cash flows from segment operations	$98.1	$105.9	$306.0	$283.0

Part II licence fees
In 2003 and 2004, a number of companies, including Videotron, brought suit against the Crown before the Federal Court alleging that the Part II fees paid annually to the CRTC by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgement in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was allowed in 2008. In view of the unfavourable Court of Appeal judgement, a retroactive provision for Part II fees was recognized in 2008.
On October 7, 2009, the parties in this case, including Videotron, agreed on an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II fees for the period from September 1, 2006 through August 31, 2009. In view of this settlement, in the fourth quarter of 2009, the Company will reverse a $33.8 million provision for unpaid Part II fees in the Telecommunications segment as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II fees for periods subsequent to August 31, 2009. To date, however, the current regulatory rate remains applicable and will continue to apply until such time as it is amended by the CRTC.
AWS network
The AWS project has progressed through several stages since its start. As of September 30, 2009, all service and switching platforms had been installed, as well as the interconnections with Videotron’s existing network. Multi-phase testing is currently under way to ascertain the reliability of the platforms but the equipment is already operational. Leases have been signed or tower-sharing requests accepted for nearly 60% of the antenna sites required for the launch. The equipment has been installed or is being installed at most of the sites for which an agreement has been signed. Plans call for the new High Speed Packet Access (“HSPA”) network to be operational in the second quarter of 2010.
News Media
Third quarter 2009
Revenues: $241.5 million, a decrease of $41.6 million (-14.7%).
•
Advertising revenues decreased 19.6%, circulation revenues decreased 2.5%, and combined revenues from commercial printing and other sources increased 20.7%. The far-reaching changes in the newspaper industry during the past several years, combined with the troubled economic environment since late 2008, have negatively impacted the News Media segment’s revenues.

•	The revenues of the urban dailies and the community newspapers decreased by 13.7% and 21.6% respectively in the third quarter of 2009.

•	The revenues of the portals totalled $11.6 million in the third quarter of 2009, a decrease of 12.0%.

Operating income: $44.9 million, a decrease of $7.7 million (-14.6%).
•	The decrease was primarily due to:
•	impact of the $41.6 million decrease in revenues;

•	$1.5 million unfavourable variance related to stock option expense;

•	startup costs for Quebecor Media Network.
Largely offset by:
•	$20.6 million decrease in operating costs primarily due to restructuring and other cost-reduction initiatives, as well as lower labour costs related to the labour dispute at Le Journal de Montréal;

•	$7.1 million decrease in newsprint costs.
•
Excluding the impact of the stock option expense, the operating income of Osprey Media, and startup costs for Quebecor Media Network, the decrease in operating income in the third quarter of 2009 would have been 10.9% compared with 24.0% in the same period of 2008.

Operating costs for all News Media segment operations, expressed as a percentage of revenues: flat at 81.4% in the third quarters of 2009 and 2008.
Year to date
Revenues: $755.7 million, a decrease of $123.7 million (-14.1%).
•	Advertising revenues decreased 17.6%, combined revenues from commercial printing and other sources decreased 2.4%, and circulation revenues decreased 1.0%.

•	Revenues at the urban dailies and community newspapers decreased by 13.2% and 18.9% respectively.

•	Revenues of the portals were flat. The decrease in revenues at the special-interest portals was offset by revenue growth at the general-interest portals.
Operating income: $130.2 million, a decrease of $42.1 million (-24.4%).
•	The decrease was primarily due to:
•	impact of the $123.7 million decrease in revenues;

•	$4.3 million unfavourable variance related to stock option expense;

•	$2.6 million increase in newsprint costs;

•	startup costs for Quebecor Media Network.
Partially offset by:
•
$55.2 million decrease in operating costs primarily due to restructuring and other cost-reduction initiatives, as well as the impact of a $5.7 million reversal of a reserve for bonuses recorded in 2008 and lower labour costs related to the labour dispute at Le Journal de Montréal.

•
Excluding the impact of the stock option expense, the operating income of Osprey Media, and startup costs for Quebecor Media Network, the decrease in year-to-date operating income would have been 22.7% compared with 11.7% in the same period of 2008.

The restructuring measures begun in late 2008 in the News Media segment include staff cuts, consolidation of prepress, shipping and press room operations, centralization of administrative processes, consolidation of distribution networks, and other resource centralization and optimization efforts across the segment’s operations in all regions. While the restructuring progresses, the exploration of new revenue streams continues, including the marketing of content produced by the QMI press agency (“QMI Agency”), and the development of integrated, convergent solutions for its business partners, including the Quebecor Media Network.
Operating costs for all News Media segment operations (expressed as a percentage of revenues): 82.8% in the first nine months of 2009, compared with 80.4% in the same period of 2008. The increase was mainly due to the increase in the proportion of fixed costs, given the decrease in revenues on a comparable basis.

Cash flows from operations
Quarterly cash flows from segment operations: $34.9 million in the third quarter of 2009, compared with $25.5 million in the same period of 2008 (Table 7).
•	The $9.4 million increase was mainly due to a $17.4 million decrease in additions to property, plant and equipment, partially offset by the $7.7 million decrease in operating income.
Year-to-date cash flows from segment operations: $101.2 million, compared with $99.5 million in the same period of 2008 (Table 7).
•
The $43.6 million decrease in additions to property, plant and equipment, essentially due to the implementation in 2008 of phase two of the project to acquire new presses, outweighed the $42.1 million decrease in operating income.

Table 7: News Media
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Operating income	$44.9	$52.6	$130.2	$172.3
Additions to property, plant and equipment	(3.4)	(20.8)	(20.2)	(63.8)
Acquisitions of intangible assets	(6.7)	(5.9)	(9.5)	(9.2)
Proceeds from disposal of assets	0.1	(0.4)	0.7	0.2

Cash flows from segment operations	$34.9	$25.5	$101.2	$99.5

Other developments in 2009
On April 16, 2009, AbitibiBowater Inc. (“AbitibiBowater”) and some of its Canadian subsidiaries placed themselves under the protection of the Companies’ Creditors Arrangement Act in Canada. On the same date, AbitibiBowater and some of its U.S. and Canadian subsidiaries placed themselves under the protection of Chapter 11 of the United States Bankruptcy Code. AbitibiBowater is the main supplier of newsprint to the News Media segment. These proceedings have had no material impact on the operations of Quebecor Media to date. Quebecor Media continues to monitor the situation.
In September and October 2009, Sun Media Corporation entered into joint distribution agreements with Canwest Publishing Inc. (“Canwest”) and the National Post Company. Under these agreements, each party will assume the home delivery and single copy delivery functions for some of the other party’s publications in the respective markets of those publications. These distribution agreements will allow the companies to leverage their existing carrier forces and improve operating income.
Broadcasting
Third quarter 2009
Revenues: $89.2 million, a decrease of $3.1 million (-3.4%).
•	Revenues from broadcasting operations decreased $2.8 million, mainly as a result of:
•	lower advertising and sponsorship revenues at TVA Network.
Partially offset by:
•	higher advertising and subscription revenues at the specialty channels;

•	higher revenues from Canal Indigo – revenues of Canal Indigo included in their entirety since the August 31, 2008 buyout by TVA Group Inc. (“TVA Group”) of the interest not already held.
•	Distribution revenues increased $0.5 million, mainly as a result of higher theatrical and television revenues.

•	Publishing revenues were flat.

Operating income: $10.3 million, a decrease of $0.5 million (-4.6%).
•	Operating income from broadcasting operations decreased $1.5 million, mainly as a result of:
•	impact of revenue decrease at TVA Network;

•	higher content costs at some specialty channels;

•	impact of higher content costs and lower revenues at Sun TV.
Partially offset by:
•	lower content costs at TVA Network as a result of programming strategy;

•	impact of increased revenues at specialty channels.
•	Operating income from distribution operations showed an unfavourable variance of $0.2 million.

•	Operating income from publishing operations increased $1.4 million, mainly as a result of lower printing, writing, computer graphics and other expenses.
Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues): 88.5% in the third quarter of 2009, compared with 88.3% in the same period of 2008.
Year to date
Revenues: $310.5 million, an increase of $0.7 million (0.2%).
•	Revenues from broadcasting operations increased $9.2 million, mainly because of:
•	higher advertising and subscription revenues at the specialty channels;

•	higher advertising revenues at the TVA Network, partly as a result of the popular Star Académie program, combined with increases in other revenues;
•	increased revenues from Canal Indigo.
Partially offset by:
•	decreased advertising revenues at Sun TV;

•	decreased revenues at Shopping TVA.
•
Revenues from distribution operations decreased by $4.4 million, primarily as a result of lower video sales volume, as well as decreased sales of television products, lower foreign sales and decreased music publishing revenues.

•	Publishing revenues decreased by $3.2 million, mainly as a result of decreases in advertising, newsstand and subscription revenues.
Operating income: $47.8 million, an increase of $4.3 million (9.9%).
•	Operating income from broadcasting operations increased $5.1 million, mainly due to:
•	impact of revenue growth at the specialty channels and TVA Network;

•	$4.1 million favourable impact related to recognition during the first nine months of 2008 of a retroactive provision for CRTC Part II fees (for details, see “Part II licence fees” below).
Partially offset by:
•	higher content and production costs at the TVA Network and specialty channels;

•	impact of revenue decrease at Sun TV.

•	Operating income from distribution operations showed an unfavourable variance of $2.7 million, mainly as a result of:
•	impact of the revenue decrease;

•	recognition of a $1.2 million allowance for bad debts in the second quarter of 2009 due to one customer’s uncertain financial position.
•
Operating income from publishing operations increased $2.4 million. The positive impact of lower printing, writing, computer graphics, advertising and other expenses more than offset the decrease in revenues.

Operating costs for all Broadcasting segment operations (expressed as a percentage of revenues): 84.6% in the first nine months of 2009, compared with 86.0% in the same period of 2008. The decrease in costs as a proportion of revenues was mainly due to:
•	favourable variance related to recognition in the second quarter of 2008 of a retroactive provision for CRTC Part II fees;

•	reduced proportion of fixed costs, given growth in broadcasting revenues;

•	lower costs for publishing operations.
Cash flows from operations
Quarterly cash flows from segment operations: $4.8 million in the third quarter of 2009, compared with $2.8 million in the same period of 2008 (Table 8).
•
The $2.0 million increase was mainly due to a $3.0 million decrease in additions to property, plant and equipment, mainly resulting from higher expenditures in the third quarter of 2008 related to the migration to HD television and computer equipment purchases.

Year-to-date cash flows from segment operations: $30.9 million, compared with $28.1 million in the same period of 2008, a $2.8 million increase (Table 8).
•	The $4.3 million increase in operating income was partially offset by a $1.6 million increase in acquisitions of intangible assets.
Table 8: Broadcasting
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Operating income	$10.3	$10.8	$47.8	$43.5
Additions to property, plant and equipment	(4.3)	(7.3)	(12.8)	(12.9)
Acquisitions of intangible assets	(1.2)	(0.7)	(4.1)	(2.5)

Cash flows from segment operations	$4.8	$2.8	$30.9	$28.1

Part II licence fees
The facts noted above under “Part II licence fees” in the discussion of the results of the Telecommunications segment also apply to the Broadcasting segment. Further to the out-of-court settlement agreed to on October 7, 2009, in the fourth quarter of 2009, the Company will reverse a $9.0 million provision in the Broadcasting segment for Part II fees unpaid as of August 31, 2009.

Leisure and Entertainment
Third quarter 2009
Revenues: $80.0 million, an increase of $4.8 million (6.4%).
•
The Book division’s revenues increased 14.8%, mainly because of significantly increased sales at CEC Publishing Inc. (“CEC Publishing”) in the academic segment primarily resulting from the billing of elementary school textbooks. The increase was also due to a larger number of bestsellers distributed by Messagerie A.D.P. inc. in the third quarter of 2009, compared with the same period of 2008.

•	The revenues of Archambault Group decreased 1.5% due to:
•	0.7% decrease in retail sales. The decline in sales of CDs and books was only partially offset by higher sales of video games and general merchandise;

•	1.9% decrease in distribution revenues, primarily as a result of lower sales at Distribution Select;

•
28.4% decrease in production sales. Higher broadcast revenues due to the success of the Paul McCartney concert during Québec City’s 400th anniversary celebrations had a notably positive impact on third quarter 2008 results.

Operating income: $11.9 million in the third quarter of 2009, an increase of $3.2 million (36.8%) mainly due to increased sales at the Book division, particularly at CEC Publishing.
Year to date
Revenues: $212.3 million, an increase of $10.8 million (5.4%).
•	The Book division’s revenues increased 14.3%, essentially due to the same factors noted above in the discussion of third quarter 2009 results.

•	The revenues of Archambault Group (excluding the impact of the transfer of Video on Demand operations to the Telecommunications segment on May 1, 2008) increased 4.8% due to:
•	2.5% increase in retail sales essentially as a result of higher sales of general merchandise, musical instruments, video games and books;

•	7.3% increase in distribution sales because of the popularity of new releases in the first nine months of 2009, including the Star Académie CD and albums from singers Ginette Reno and Marie-Mai;

•
year-to-date production sales increased 80.4%, mainly as a result of new releases by Musicor, including the Star Académie CD and an album from singer Marie-Mai, as well as increased activity at the Musicor Spectacles division, created in 2008.

Operating income: $17.5 million for the first nine months of 2009, compared with $9.2 million in the same period of 2008. The $8.3 million (90.2%) increase was mainly due to higher sales in the Book division, as well as higher revenues, on a comparable basis, and higher operating margins at Archambault Group.
Cash flows from operations
Quarterly cash flows from segment operations: $10.5 million in the third quarter of 2009, compared with $4.3 million in the same period of 2008 (Table 9).
•	The $6.2 million improvement was mainly due to:
•	$3.2 million increase in operating income;

•	$1.5 million decrease in additions to property, plant and equipment;

•	$1.5 million decrease in acquisitions of intangible assets.

Year-to-date cash flows from segment operations: $12.6 million, compared with negative $1.7 million in the same period of 2008 (Table 9). The $14.3 million improvement was due to:
•	$8.3 million increase in operating income;

•
$4.1 million decrease in additions to property, plant and equipment, mainly because of higher capital expenditures in the first nine months of 2008 for the expansion and renovation of some Archambault stores;

•	$1.9 million decrease in acquisitions of intangible assets, primarily as a result of lower capitalized launch costs at CEC Publishing.
Table 9: Leisure and Entertainment
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Operating income	$11.9	$8.7	$17.5	$9.2
Additions to property, plant and equipment	(0.4)	(1.9)	(1.5)	(5.6)
Acquisitions of intangible assets	(1.0)	(2.5)	(3.4)	(5.3)

Cash flows from segment operations	$10.5	$4.3	$12.6	$(1.7)

Interactive Technologies and Communications
Third quarter 2009
Revenues: $21.2 million, a decrease of $0.4 million (-1.9%) due to decreased volume from customers in Canada and Europe, partially offset by increased revenues from government customers.
Operating income: stable at $1.0 million. The impact of lower revenues in Europe and Canada was partially offset by the improved profitability of North American operations as a result of restructuring initiatives implemented in March 2009.
Year to date
Revenues: $67.5 million, an increase of $1.9 million (2.9%).
•	The increase was mainly due to:
•	impact of increased revenues from government customers;

•	favourable variance in currency translation;

•	increased volume in China.
Partially offset by:
•	lower volume from customers in North America and Europe.
Operating income: $2.7 million, an increase of $0.6 million (28.6%).
•	The increase was mainly due to:
•	favourable impact of new tax credits for e-commerce business development;

•	higher revenues from government customers;

•	favourable variance arising from one-time costs recorded in the first quarter of 2008 related to taking Nurun Inc. (“Nurun”) private, including impact related to stock option expense.
Partially offset by:
•	impact of lower revenues in Canada and in Europe;

•	increases in some operating costs, including startup costs for the China production centre, which opened in July 2008.

Cash flows from operations
Quarterly cash flows from segment operations: $0.4 million in the third quarter of 2009, compared with negative $0.2 million in the same period of 2008 (Table 10). The favourable variance of $0.6 million was mainly due to a $0.8 million decrease in additions to property, plant and equipment.
Year-to-date cash flows from segment operations: negative $0.1 million, compared with negative $0.5 million in the same period of 2008 (Table 10).
•	The $0.4 million improvement was due to the $0.6 million increase in operating income, partially offset by a $0.2 million increase in acquisitions of intangible assets.
Table 10: Interactive Technologies and Communications
Cash flows from operations
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Operating income	$1.0	$1.0	$2.7	$2.1
Additions to property, plant and equipment	(0.4)	(1.2)	(2.6)	(2.6)
Acquisitions of intangible assets	(0.2)	—	(0.2)	—

Cash flows from segment operations	$0.4	$(0.2)	$(0.1)	$(0.5)

CASH FLOWS AND FINANCIAL POSITION
Operating Activities
Third quarter 2009
Cash flows provided by continuing operating activities: $286.5 million in the third quarter of 2009, compared with $251.7 million in the same period of 2008.
•	The $34.8 million increase was mainly due to:
•	$29.6 million increase in operating income;

•	$7.6 million decrease in cash interest expense (see discussion of financial expenses under “2009/2008 Third Quarter Comparison” above).
Year to date
Cash flows provided by continuing operating activities: $632.3 million for the first nine months of 2009, compared with $497.5 million in the same period of 2008.
•	The $134.8 million increase was mainly due to:
•	$84.2 million increase in operating income;

•	$37.3 million decrease in the cash interest expense (see discussion of financial expenses under “2009/2008 Year-to-Date Comparison” above);

•
$29.2 million positive variation in net change in non-cash balances related to operations, primarily due to the impact of disbursements made in the first nine months of 2008 in connection with the exercise of stock options, partially offset by the impact of the larger decrease in other accounts payable and accrued charges in the first nine months of 2009.

Partially offset by:
•	$12.9 million increase in current income taxes.

Working capital of Quebecor Media: negative $91.1 million at September 30, 2009, compared with negative $231.9 million at December 31, 2008, mainly reflecting an increase in cash and cash equivalents and a decrease in accounts payable and accrued charges, partially offset by an increase in the current portion of long-term debt (Table 12).
The debt management strategy accounts for most of the working capital deficit. Under the Company’s cash management process, receipts of deferred revenues that are periodic and renewable are used to reduce drawings on revolving credit facilities, which are recorded under long-term debt.
Financing Activities
Consolidated debt of Quebecor Media (long-term debt plus bank borrowings): decreased by $431.7 million in the first nine months of 2009.
•	The decrease was mainly due to:
•
estimated $450.0 million favourable impact of exchange rate fluctuations on long-term debt. The decrease in this item is offset by an increase in the liability (or a decrease in the asset) related to cross-currency swap agreements entered under “Derivative financial instruments”;

•
net decrease in drawings on the revolving bank credit facilities and bank borrowings of Videotron, Sun Media Corporation and TVA Group in the amounts of $201.8 million, $12.0 million and $2.1 million, respectively;

•	66.4 million decrease in debt related to the ineffective portion of fair value hedging relationships and to embedded derivatives, due mainly to interest rate fluctuations;

•	debt repayments totalling $36.5 million, mainly by Quebecor Media and Sun Media Corporation.
Partially offset by:
•
issuance by Videotron on March 5, 2009 of US$260.0 million aggregate principal amount of Senior Notes for net proceeds of $332.4 million (including accrued interest and before financing expenses). The Senior Notes were sold at a price equivalent to 98.63% of face value, bear 9.125% interest (effective rate of 9.35%) and mature on April 15, 2018.

•
Assets and liabilities related to derivative financial instruments totalled a net liability of $238.7 million at September 30, 2009 (net of a $106.0 million asset at that date), compared with a net asset of $200.6 million at December 31, 2008 (net of a $117.3 million liability at that date), a net reduction of $439.3 million. The negative variance was essentially due to the impact of exchange rate fluctuations on the value of derivative financial instruments.

•
TVA Group has a $160 million revolving credit facility maturing June 15, 2010 with an available undrawn balance of $69.5 million as of September 30, 2009, compared with $64.6 million as of December 31, 2008. TVA Group reported its long-term debt as a short-term liability since its credit agreement expires in less than a year, on June 15, 2010, and has not yet been renewed. TVA Group has begun preliminary talks with various bankers and anticipates no difficulty renewing its credit facilities.

Investing Activities
Third quarter 2009
Additions to property, plant and equipment: $122.6 million in the third quarter of 2009, compared with $113.6 million in the same period of 2008.
•
The increase caused by Videotron’s expenditures on its AWS network was partially offset by a decrease in the News Media segment related to investments made in the third quarter of 2008 on phase two of the project to acquire new presses.

Business acquisitions (including buyouts of minority interests): $2.1 million in the third quarter of 2009, compared with $8.2 million in the same quarter of 2008.

Acquisitions of intangible assets: $32.9 million in the third quarter of 2009, compared with $577.3 million in the same period of 2008. The variance was mainly due to the acquisition of 17 AWS network operating licences in the third quarter of 2008 for a consideration of $554.6 million.
Year to date
Additions to property, plant and equipment: $355.3 million, compared with $350.5 million in the same period of 2008. The variance reflects essentially the same factors noted above in the discussion of third quarter 2009 results.
Business acquisitions (including buyouts of minority interests): $4.6 million in the first nine months of 2009, compared with $146.7 million in the same period of 2008.
•	Business acquisitions in the first nine months of 2009 were as follows:
•	253,300 TVA Group Class B Shares repurchased for a total cash consideration of $2.6 million.

•
contingent considerations totalling $2.0 million paid in connection with the acquisition of ASL Ltd. in the News Media segment and of China Interactive Limited in the Interactive Technologies and Communications segment.

•	Business acquisitions in the first nine months of 2008 were as follows:
•	all outstanding Common Shares of Nurun not already held acquired for a total cash consideration of $75.2 million;

•	3,000,642 TVA Group Class B Shares repurchased in the second quarter of 2008 for a total cash consideration of $51.4 million;

•	certain businesses acquired, primarily in the News Media segment, for a total cash consideration of $15.1 million;

•	$5.0 million contingent payment made in connection with the acquisition of Sogides in 2005.
Acquisitions of intangible assets: $86.0 million in the first nine months of 2009, compared with $604.1 million in the same period of 2008. The $518.1 million decrease was essentially due to the same factors noted above in the discussion of third quarter 2009 results.
Financial Position at September 30, 2009
Net available liquid assets: $981.0 million for the Company and its wholly owned subsidiaries, consisting of $217.5 million in cash on hand and $763.5 million in available unused lines of credit.
Consolidated debt: total $3.92 billion at September 30, 2009, compared with $4.35 billion at December 31, 2008, a $431.7 million decrease (see “Financing Activities” above).
•
Consolidated debt at September 30, 2009 included Videotron’s $1.64 billion debt ($1.81 billion at December 31, 2008), Sun Media Corporation’s $257.7 million debt ($294.3 million at December 31, 2008), Osprey Media’s $125.3 million debt ($134.1 million at December 31, 2008), TVA Group’s $91.8 million debt ($93.9 million at December 31, 2008), and Quebecor Media’s $1.80 billion debt ($2.01 billion at December 31, 2008).

As of September 30, 2009, the aggregate amount of minimum principal payments on long-term debt required in each of the next five years and thereafter, based on borrowing levels as at that date, is as follows:
Table 11
Minimum principal amount on Quebecor Media’s long term debt
12 months periods ending on September 30
(in millions of Canadian dollars)

2010	$148.8
2011	171.2
2012	15.1
2013	626.5
2014	713.1
2015 and thereafter	2,250.3

Total	$3,925.0

The weighted average term of Quebecor Media’s consolidated debt was approximately 5.4 years as of September 30, 2009 (5.7 years as of December 31, 2008). The debt comprises approximately 69.9 % fixed-rate debt (64.5 % as of December 31, 2008) and 30.1 % floating-rate debt (35.5 % as of December 31, 2008).
Management believes that cash flows from continuing operating activities and available sources of financing should be sufficient to cover planned cash requirements for capital investments, working capital, interest payments, debt repayments, pension plan contributions and dividends (or distributions). The Company has access to cash flows generated by its subsidiaries through dividends (or distributions) and cash advances paid by its wholly owned subsidiaries and through the dividends paid by the publicly listed subsidiary TVA Group. The Company believes it will be able to meet future debt payments, which are staggered over the coming years.
Pursuant to their financing agreements, the Company and its subsidiaries are required to maintain certain financial ratios and covenants. The key financial ratios listed in these agreements include debt service coverage ratio and debt ratio (long-term debt over operating income). At September 30, 2009, the Company was in compliance with all required financial ratios and restrictive clauses in the financing agreements.
Dividends declared and paid
•	On August 5, 2009, the Board of Directors of Quebecor Media declared and paid a dividend of $18.75 million to shareholders. This dividend was paid on August 6, 2009.
AWS Network
In accordance with its AWS network build-out plan, Quebecor Media intends to finance future disbursements from cash on hand, funds generated by operations and, if necessary, available unused lines of credit.

Table 12
Consolidated balance sheet of Quebecor Media
Analysis of main variances between December 31, 2008 and September 30, 2009
(in millions of Canadian dollars)

	Sept. 30,	Dec 31,
	2009	2008	Difference	Main reasons for difference

Assets

Cash and cash equivalents	$240.2	$22.5	$217.7	Impact of issuance of debt by Videotron and cash flows provided by continuing operating activities

Accounts receivable	449.7	483.9	(34.2)	Impact of current variances in activity, including decreased revenues in News Media segment

Property, plant and equipment	2,330.2	2,215.2	115.0	Additions to property, plant and equipment (see “Investing Activities” above), less amortization

Intangible assets	1,027.5	985.9	41.6
Increase in capitalized interest on expenditures related to build-out of AWS network and increased expenditures for computer applications in the Telecommunications segment, partially offset by impairment of mastheads of News Media segment publications

Liabilities

Accounts payable and accrued charges	673.2	793.7	(120.4)	Payment of accounts payable related to holiday period purchases in the Leisure and Entertainment segment; payment of royalties in the Telecommunications segment

Long-term debt, including short-term portion and bank indebtedness	3,915.6	4,347.3	(431.7)	See “Financing Activities” above

Net derivative financial instruments[1]	238.7	(200.6)	439.3	See “Financing Activities” above

Net future tax liabilities[2]	323.4	241.8	81.6	Use of tax benefits and of capital cost allowance

[1]	Long-term liabilities less long-term assets.

[2]	Long-term liabilities less current and long-term assets.
ADDITIONAL INFORMATION
Contractual Obligations
At September 30, 2009, material contractual obligations included capital repayment and interest on long-term debt; operating lease arrangements; capital asset purchases and other commitments; and obligations related to derivative financial instruments, less estimated future receipts on derivative instruments. Table 13 below shows a summary of those contractual obligations.

Table 13
Contractual obligations of Quebecor Media as of September 30, 2009
(in millions of Canadian dollars)

		Under			5 years
	Total	1 year	1-3 years	3-5 years	or more

Long-term debt	$3,925.0	$148.8	$186.3	$1,339.6	$2,250.3
Interest payments[1]	1,733.9	271.6	527.3	451.3	483.7
Operating leases	347.1	61.7	88.5	62.7	134.2
Additions to property, plant and equipment and other commitments	145.8	79.7	60.0	3.8	2.3
Derivative financial instruments[2]	272.6	0.3	0.5	243.1	28.7

Total contractual obligations	$6,424.4	$562.1	$862.6	$2,100.5	$2,899.2

[1]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of September 30, 2009.

[2]	Estimated future disbursements, net of receipts, related to derivative financial instruments used for foreign exchange hedging.
Financial Instruments
Quebecor Media uses a number of financial instruments, mainly cash and cash equivalents, trade receivables, temporary investments, long-term investments, bank indebtedness, trade payables, accrued liabilities, long-term debt and derivative financial instruments.
As at September 30, 2009, Quebecor Media was using derivative financial instruments to manage its exchange rate and interest rate exposures. The Company has entered into foreign exchange forward contracts and cross-currency interest rate swap arrangements to hedge the foreign currency risk exposure on the entirety of its U.S. dollar-denominated long-term debt. Quebecor Media also uses interest rate swaps in order to manage the impact of interest rate fluctuations on its long-term debt.
Quebecor Media has also entered into currency forward contracts in order to hedge, among other things, the planned purchase, in U.S. dollars, of digital set-top boxes, modems and other equipment in the Telecommunications segment, including equipment for the AWS network. As well, Quebecor Media has entered into currency forward contracts in order to hedge the contractual instalments, in euros and Swiss Francs, on purchases of printing presses and related equipment.
The Company does not hold or use any derivative financial instruments for trading purposes.
Certain cross-currency interest rate swaps entered into by Quebecor Media and its subsidiaries include an option that allows each party to unwind the transaction on a specific date at the then settlement value.
The fair value of derivative financial instruments is estimated using valuation models that project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external markets, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk, impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of fair value of the derivative instruments by applying a premium for risk of credit default due to a net exposure by the counterparty or by the Company (Table 14).

Table 14
Fair value of derivative financial instruments
(in millions of dollars)

	September 30, 2009			December 31, 2008
			Book value			Book value
	Notional		and fair value	Notional		and fair value
	value		asset (liability)	value		asset (liability)

Derivative financial instruments:
Interest rate swap agreements	CA$	209.4	(5.4)	CA$	217.2	(7.5)
Foreign exchange forward contracts:
– In US$	US$	296.9	(8.8)	US$	274.5	9.0
– In €		€12.5	0.2		€12.9	0.1
– In CHF	CHF	0.1	—	CHF	2.3	—
Exchange rate and interest rate swap agreements	US$	3,307.8	(224.7)	US$	3,050.4	199.0
Gains on valuation and translation of financial instruments for the third quarter and the first nine months of 2009 are summarized in Table 15.
Table 15
Gain on valuation and translation of financial instruments
(in millions of Canadian dollars)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(17.3)	$0.9	$(19.7)	$(14.8)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(9.6)	3.4	(18.1)	7.2
Gain on ineffective portion of fair value hedges	(4.2)	(7.7)	(21.2)	(15.4)

	$(31.1)	$(3.4)	$(59.0)	$(23.0)

Gains of $12.4 million and $16.2 million were recorded under other comprehensive income in the third quarter and first nine months of 2009 respectively in relation to cash flow hedging relationships ($39.9 million gain and $1.2 million loss in the third quarter and first nine months of 2008 respectively).
Related Party Transactions
The following describes transactions in which the Company and its directors, executive officers and affiliates are involved. The Company believes that each of the transactions described below was on terms no less favourable to Quebecor Media than could have been obtained from independent third parties.
Operating transactions
During the third quarter ended September 30, 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $1.9 million ($2.0 million in the third quarter of 2008), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.1 million (none in the third quarter of 2008). These transactions were concluded and accounted for at the exchange amount.

During the first nine months of 2009, the Company and its subsidiaries made purchases and incurred rent charges from the parent company, companies under common control and affiliated companies in the amount of $10.9 million ($5.4 million in the first nine months of 2008), which are included in cost of sales and selling and administrative expenses. The Company and its subsidiaries made sales to companies under common control and to an affiliated company in the amount of $0.3 million ($0.2 million in the first nine months of 2008). These transactions were concluded and accounted for at the exchange amount.
During the third quarter ended September 30, 2009, the Company received no interest ($0.3 million in the third quarter of 2008) from Quebecor. For the first nine months of 2009, the Company received interest of $0.1 million ($0.8 million in the same period of 2008) from Quebecor.
Management arrangements
The parent company has entered into management arrangements with the Company. Under these management arrangements, the parent company and the Company provide management services to each other on a cost-reimbursement basis. The expenses subject to reimbursement include the salaries of the Company’s executive officers who also serve as executive officers of the parent company. In the third quarter of 2009, the Company received an amount of $0.5 million, which is included as a reduction in selling and administrative expenses ($0.8 million in the third quarter of 2008). For the nine month period ended September 30, 2009, the Company received an amount of $1.6 million, which is included as a reduction in selling and administrative expenses ($2.3 million in the same period of 2008).
In the third quarter of 2009, Quebecor Media also paid management fees of $0.2 million and $0.1 million respectively to its shareholders Quebecor and CDP Capital d’Amérique Investissements inc. (“CDP Capital”), the same amounts as for the third quarter of 2008. For the first nine months of 2009, Quebecor Media paid management fees of $0.5 million and $0.4 million respectively to its shareholders Quebecor and CDP Capital, the same amounts as for the first nine months of 2008.
Corporate reorganisation
In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group held a 13.8% interest, was wound-up and its assets were distributed to its shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.9 million was recorded as contributed surplus.
Changes in Accounting Policies
Current changes in accounting policies under Canadian GAAP
On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of startup costs, which are now recognized as an expense when they are incurred. The Company adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of as property, plant and equipment. As a result of the adoption of this section, the adjustments were recorded in the consolidated financial statements (refer to note 2 to consolidated financial statements for more details about these adjustments).

Current changes in accounting policies under US GAAP
On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, The FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The implementation of this update did not have an impact on the financial information contained herein.
As of January 1, 2009 the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in Consolidated Financial Statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.
The provisions of SFAS 141R applied prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement at fair value of all assets and all liabilities of the acquired business. Non-controlling interests are measured at either their fair value or at the non-controlling interest’s proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this Section has not yet created a difference between Canadian and U.S. GAAP.
The new rules under SFAS 160 establish new guidance on the accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures were restated.
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are not recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.
Recent Accounting Developments in Canada
The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International Financial Reporting Standards (“IFRS”).
Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.
Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

In February 2008, Canada’s Accounting Standards Board confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged to IFRS, as issued by the International Accounting Standards Board (“IASB”). For its 2011 interim and annual financial statements, the Company will be required to report under IFRS and to provide IFRS comparative information for the 2010 financial year.
IFRS uses a conceptual framework similar to Canadian GAAP, but there are significant differences on recognition, measurement and disclosures. As part of the IFRS conversion project, the Company has established an implementation team, which includes a project manager, senior levels of management from all relevant departments and subsidiaries, a steering committee to oversee the project, and has also engaged an external expert advisor to assist.
Regular progress reporting to senior management and to the Audit Committee on the status of the IFRS conversion project has been established.
The conversion project consists of four phases.
“Diagnostic” Phase – This phase involves a detailed review and initial scoping of accounting differences between Canadian GAAP and IFRS, a preliminary evaluation of IFRS 1 exemptions for first-time IFRS adopters, and a high-level assessment of potential consequences on financial reporting, business processes, internal controls, and information systems.
“Design and Solutions Development” Phase – This phase involves prioritizing accounting treatment issues and preparing a conversion plan, quantifying the impact of converting to IFRS, reviewing and approving accounting policy choices, performing a detailed impact assessment and designing changes to systems and business processes, developing IFRS training material, and drafting IFRS financial statement content.
“Implementation” Phase – This phase involves embedding changes to systems, business processes and internal controls, determining the opening IFRS transition balance sheet and tax impacts, parallel accounting under Canadian GAAP and IFRS, and preparing detailed reconciliations of Canadian GAAP to IFRS financial statements.
“Post-Implementation” Phase – This phase involves conversion assessment, evaluating improvements for a sustainable operational IFRS model, and testing the internal controls environment.
The Company has completed the diagnostic phase and the project design, has developed solutions for most of the important topics and is continuing to develop and execute its project implementation strategy. Initial training has been given to key employees and further investments in training and resources will be made throughout the transition to facilitate a timely and efficient changeover to IFRS.
Management has assessed the exemptions from full retrospective application available under IFRS 1, First-Time Adoption of International Financial Reporting Standards, and their potential impacts on the Company’s financial position.
On adoption of IFRS, the exemptions being considered by the Company that could result in material impacts are as follows:

Exemption	Application of exemption
Business Combinations	The Company expects to elect not to restate any business combinations that occurred prior to January 1, 2010.

Employee Benefits	On transition, the Company expects to elect to recognize cumulative actuarial gains and losses arising from all of its defined benefit plans in opening retained earnings.

Management is in the process of quantifying the expected material differences between IFRS and the current accounting treatment under Canadian GAAP. Differences with respect to recognition, measurement, presentation and disclosure of financial information are expected to be in the following key accounting areas:

Key accounting area	Differences with potential impact for the Company
Presentation of Financial Statements (IAS 1)	• Additional disclosures in the notes to financial statements.

Property, Plant and Equipment (IAS 16)	• Componentization of significant real estate for separate amortization over a shorter useful life.
• Remaining carrying values of underlying buildings subject to componentization amortized over a longer useful life.
• No capitalization of startup costs incurred on certain built-to-suit assets prior to substantial completion.

Impairment of Assets (IAS 36)	• Grouping of assets in cash generating units (CGUs) on the basis of independent cash inflows for impairment testing purposes, using a discounted cash flow method (DCF) in a single-step approach.
• Goodwill allocated to and tested in conjunction with its related CGU or group of CGUs that benefit from collective synergies.
• Under certain circumstances, previous impairment taken (other than goodwill) required to be reversed.

Income Taxes (IAS 12) (Subject to adoption at transition of a revised IAS 12 standard)	• Recognition and measurement criteria for deferred tax assets and liabilities may differ.

Employee Benefits (IAS 19)	• Immediate recognition of vested past service costs to opening retained earnings at transition and to income subsequent to transition.
• After transition, an entity may recognize actuarial gains and losses as they occur in Other Comprehensive Income (OCI), with no impact on income.

•    Limit to which a net benefit asset can be recognized under certain circumstances (“asset ceiling”) under IFRS calculated differently; may have a material impact at date when an actuarial valuation is performed.

Business Combinations and Minority Interests (IFRS 3R)
•    Acquisition-related and restructuring costs expensed as incurred and contingent consideration recorded at its fair value on acquisition date; subsequent changes in fair value of a contingent consideration classified as a liability recognized in earnings.

• Changes in ownership interests in a subsidiary that do not result in a loss of control accounted for as equity transactions.
• Non-controlling interest presented as a separate component of shareholders’ equity.

Key accounting area	Differences with potential impact for the Company
Related party transactions
•    Certain prior period related-party transactions accounted for at carrying value under Canadian GAAP may need to be restated to fair value or to amount of agreed consideration, when recognition and measurement criteria differ under IFRS.

Share-based Payment (IFRS 2)
•    Liability related to share-based payments made to employees that call for settlement in cash or other assets recognized at fair value at initial grant date and re-measured at fair value at end of each subsequent reporting. Each instalment accounted for as a separate arrangement.

Provisions and Contingencies (IAS 37)
•    Different threshold used for recognition of a contingent liability; could impact timing of when a provision may be recorded. At transition, liabilities for severances payments and contract termination penalty may be adjusted, with corresponding effect on opening retained earnings.

This is not an exhaustive list of all the significant impacts that could occur during the conversion to IFRS.
Additionally, the Company has prepared a preliminary IFRS financial statement format in accordance with IAS 1, Presentation of Financial Statements, and is in the process of analyzing the contractual implications of the new policy choices on financing arrangements and similar obligations. The effects on information technology, data systems, and internal controls are also being analyzed; the Company does not expect that significant modifications will be necessary on conversion.
At this time, the comprehensive impact of the changeover on the Company’s future financial position and results of operations is not yet determinable. Management expects to complete this assessment in time for parallel recording of financial information in accordance with IFRS.
The Company continues to monitor and assess the impact of evolving differences between Canadian GAAP and IFRS, since the IASB is expected to continue issuing new accounting standards during the transition period. As a result, the final impact of IFRS on the Company’s consolidated financial statements can only be measured once all the applicable IFRS at the conversion date are known.
The Company’s IFRS conversion project is progressing according to schedule. As the project advances, the Company could alter its intentions and the milestones communicated at the time of reporting as a result of changes to international standards currently in development, or in light of new information or other external factors that could arise between now and when the changeover has been completed.
Forward-Looking Statements
This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, business and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:
•
our ability to successfully build and deploy our new wireless services network on the timeline that we are targeting, and to implement successfully our strategy of becoming a facilities-based wireless provider;

•	general economic, financial or market conditions and variations in the businesses of our local, regional or national newspapers and broadcasting advertisers;

•	the intensity of competitive activity in the industries in which we operate, including competition from other communications and advertising media and platforms;

•	fragmentation of the media landscape;

•
unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•	our ability to successfully restructure our newspapers operations to optimize their efficiency in the context of the changing newspapers industry;

•	disruptions to the network through which we provide our digital television, Internet access and telephony services, and our ability to protect such services from piracy;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•
changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.
We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in the annual report on Form 20-F, included under the section “Item 3. Key Information – Risk Factors”. Each of these forward-looking statements speaks only as of the date of this report. We disclaim any obligation to update these statements unless applicable securities laws require us to do so. We advise you to consult any documents we may file or furnish with the U.S. Securities and Exchange Commission, or the SEC.

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	(restated, note 2)		(restated, note 2)

Revenues
Telecommunications	$503.4	$452.6	$1,468.3	$1,330.7
News Media	241.5	283.1	755.7	879.4
Broadcasting	89.2	92.3	310.5	309.8
Leisure and Entertainment	80.0	75.2	212.3	201.5
Interactive Technologies and Communications	21.2	21.6	67.5	65.6
Head Office and inter-segment	(16.9)	(16.7)	(60.3)	(59.5)

	918.4	908.1	2,754.0	2,727.5

Cost of sales and selling and administrative expenses	614.0	633.3	1,860.6	1,918.3
Amortization	86.2	76.9	254.6	233.9
Financial expenses (note 3)	60.8	68.1	173.3	209.8
Gain on valuation and translation of financial instruments (note 4)	(31.1)	(3.4)	(59.0)	(23.0)
Restructuring of operations and other special items (note 5)	3.9	2.0	8.1	4.3
Impairment of goodwill and intangible assets (note 6)	—	—	13.6	—

Income before income taxes and non-controlling interest	184.6	131.2	502.8	384.2
Income taxes:
Current	7.5	(1.1)	14.1	1.2
Future	34.5	41.9	101.9	112.7

	42.0	40.8	116.0	113.9

	142.6	90.4	386.8	270.3
Non-controlling interest	(2.6)	(5.9)	(13.1)	(15.9)

Income from continuing operations	140.0	84.5	373.7	254.4
Income from discontinued operations	2.9	—	2.9	2.3

Net income	$142.9	$84.5	$376.6	$256.7

See accompanying notes to consolidated financial statements.

1

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
SEGMENTED INFORMATION
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	(restated, note 2)		(restated, note 2)

Income from continuing operations before amortization, financial expenses, gain on valuation and translation of financial instruments, restructuring of operations and other special items, impairment of goodwill and intangible assets, income taxes and non-controlling interest

Telecommunications	$235.7	$201.0	$692.0	$579.8
News Media	44.9	52.6	130.2	172.3
Broadcasting	10.3	10.8	47.8	43.5
Leisure and Entertainment	11.9	8.7	17.5	9.2
Interactive Technologies and Communications	1.0	1.0	2.7	2.1
Head Office	0.6	0.7	3.2	2.3

	$304.4	$274.8	$893.4	$809.2

Amortization
Telecommunications	$63.1	$56.8	$187.2	$169.5
News Media	15.8	13.3	45.7	45.2
Broadcasting	3.6	3.6	10.7	10.2
Leisure and Entertainment	2.2	2.1	7.0	5.8
Interactive Technologies and Communications	0.9	1.0	3.1	2.9
Head Office	0.6	0.1	0.9	0.3

	$86.2	$76.9	$254.6	$233.9

Additions to property, plant and equipment
Telecommunications	$114.1	$82.1	$318.0	$265.3
News Media	3.4	20.8	20.2	63.8
Broadcasting	4.3	7.3	12.8	12.9
Leisure and Entertainment	0.4	1.9	1.5	5.6
Interactive Technologies and Communications	0.4	1.2	2.6	2.6
Head Office	—	0.3	0.2	0.3

	$122.6	$113.6	$355.3	$350.5

Additions to intangible assets
Telecommunications	$23.8	$568.2	$68.8	$587.1
News Media	6.7	5.9	9.5	9.2
Broadcasting	1.2	0.7	4.1	2.5
Leisure and Entertainment	1.0	2.5	3.4	5.3
Interactive Technologies and Communications	0.2	—	0.2	—

	$32.9	$577.3	$86.0	$604.1

Externally acquired intangible assets	$22.2	$562.4	$52.2	$571.9
Internally generated intangible assets	10.7	14.9	33.8	32.2

	$32.9	$577.3	$86.0	$604.1

See accompanying notes to consolidated financial statements.

2

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	(restated, note 2)		(restated, note 2)

Net income	$142.9	$84.5	$376.6	$256.7

Other comprehensive income (loss):
Unrealized (loss) gain on translation of net investments in foreign operations	(0.7)	(0.9)	(2.0)	1.0
Gain (loss) on valuation of derivative financial instruments, including income taxes recovery of $17.4 million and $33.9 million in the three-month and nine-month periods ended September 30, 2009 (net of income taxes of $11.8 million and $11.2 million in 2008)	29.8	28.1	50.1	(12.4)

	29.1	27.2	48.1	(11.4)

Comprehensive income	$172.0	$111.7	$424.7	$245.3

See accompanying notes to consolidated financial statements.

3

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)
(unaudited)

				Accumulated other	Total
	Capital stock	Contributed		comprehensive loss	shareholders’
	(note 9)	surplus	Deficit	(note 10)	equity

Balance as of December 31, 2007, as previously reported	$1,752.4	$3,217.2	$(2,528.7)	$9.4	$2,450.3
Cumulative effect of changes in accounting policies (note 2)	—	—	(2.3)	—	(2.3)

Balance as of December 31, 2007, as restated	1,752.4	3,217.2	(2,531.0)	9.4	2,448.0
Net income (note 2)	—	—	256.7	—	256.7
Dividends	—	—	(25.0)	—	(25.0)
Related party transactions	—	(2.7)	—	—	(2.7)
Other comprehensive loss	—	—	—	(11.4)	(11.4)

Balance as of September 30, 2008, as restated	1,752.4	3,214.5	(2,299.3)	(2.0)	2,665.6
Net loss (note 2)	—	—	(635.4)	—	(635.4)
Dividends	—	—	(40.0)	—	(40.0)
Other comprehensive loss	—	—	—	(48.2)	(48.2)

Balance as of December 31, 2008, as restated	1,752.4	3,214.5	(2,974.7)	(50.2)	1,942.0
Net income	—	—	376.6	—	376.6
Dividends	—	—	(56.3)	—	(56.3)
Related party transactions (note 11)	—	8.9	—	—	8.9
Other comprehensive income	—	—	—	48.1	48.1

Balance as of September 30, 2009	$1,752.4	$3,223.4	$(2,654.4)	$(2.1)	$2,319.3

See accompanying notes to consolidated financial statements.

4

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of Canadian dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	(restated, note 2)		(restated, note 2)

Cash flows related to operating activities
Income from continuing operations	$140.0	$84.5	$373.7	$254.4
Adjustments for:
Amortization of property, plant and equipment	73.9	67.1	218.4	204.8
Amortization of intangible assets and other assets	12.3	9.8	36.2	29.1
Impairment of goodwill and intangible assets (note 6)	—	—	13.6	—
Gain on valuation and translation of financial instruments (note 4)	(31.1)	(3.4)	(59.0)	(23.0)
Amortization of financing costs and long-term debt discount (note 3)	2.7	2.4	7.5	6.7
Non-controlling interest	2.6	5.9	13.1	15.9
Future income taxes	34.5	41.9	101.9	112.7
Other	2.7	(2.3)	0.7	(0.1)

	237.6	205.9	706.1	600.5
Net change in non-cash balances related to operations	48.9	45.8	(73.8)	(103.0)

Cash flows provided by operations	286.5	251.7	632.3	497.5

Cash flows related to investing activities
Business acquisitions, net of cash and cash equivalents	(2.1)	(8.2)	(4.6)	(146.7)
Business disposals, net of cash and cash equivalents	1.3	0.4	12.7	1.6
Additions to property, plant and equipment	(122.6)	(113.6)	(355.3)	(350.5)
Additions to intangible assets	(32.9)	(577.3)	(86.0)	(604.1)
Decrease in cash and cash equivalent in trust	—	217.9	—	—
Other	0.9	1.7	1.9	0.8

Cash flows used in investing activities	(155.4)	(479.1)	(431.3)	(1,098.9)

Cash flows related to financing activities
Net increase in bank indebtedness	3.5	1.0	11.7	23.6
Issuance of long-term debt, net of financing fees (note 8)	—	11.0	325.5	460.8
Net borrowings (repayments) under revolving bank facilities	6.9	247.7	(225.0)	161.1
Repayment of long-term debt	(12.6)	(8.4)	(36.5)	(21.3)
Dividends	(18.8)	(25.0)	(56.3)	(25.0)
Other	(0.6)	(0.8)	(2.1)	0.3

Cash flows (used in) provided by financing activities	(21.6)	225.5	17.3	599.5

Net increase (decrease) in cash and cash equivalents	109.5	(1.9)	218.3	(1.9)

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	(0.2)	1.2	(0.6)	1.5
Cash and cash equivalents at beginning of period	130.9	26.4	22.5	26.1

Cash and cash equivalents at end of period	$240.2	$25.7	$240.2	$25.7

Cash and cash equivalents consist of
Cash	$63.1	$3.2	$63.1	$3.2
Cash equivalents	177.1	22.5	177.1	22.5

	$240.2	$25.7	$240.2	$25.7

Cash interest payments	$32.0	$49.1	$173.9	$183.1
Cash income tax payments (net of refunds)	4.3	3.7	13.1	19.9

See accompanying notes to consolidated financial statements.

5

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)
(unaudited)

	September 30	December 31
	2009	2008
	(restated, note 2)

Assets

Current assets
Cash and cash equivalents	$240.2	$22.5
Accounts receivable	449.7	483.9
Income taxes	2.3	9.4
Amounts receivable from parent company	8.0	5.3
Inventories and programs, broadcast and distribution rights	192.7	189.3
Prepaid expenses	39.6	31.0
Future income taxes	58.4	102.8

	990.9	844.2

Property, plant and equipment	2,330.2	2,215.2
Intangible assets (note 6)	1,027.5	985.9
Derivative financial instruments (note 8)	106.0	317.9
Other assets	118.9	102.2
Future income taxes	7.6	12.3
Goodwill (note 6)	3,506.2	3,516.7

	$8,087.3	$7,994.4

Liabilities and shareholders’ equity

Current liabilities
Bank indebtedness	$23.2	$11.5
Accounts payable and accrued charges	673.3	793.7
Deferred revenue	229.2	224.0
Income taxes	7.5	9.8
Current portion of long-term debt (note 8)	148.8	37.1

	1,082.0	1,076.1

Long-term debt (note 8)	3,743.6	4,298.7
Derivative financial instruments (note 8)	344.7	117.3
Other liabilities	102.7	97.7
Future income taxes	389.4	356.9
Non-controlling interest	105.6	105.7

Shareholders’ equity
Capital stock (note 9)	1,752.4	1,752.4
Contributed surplus (note 11)	3,223.4	3,214.5
Deficit	(2,654.4)	(2,974.7)
Accumulated other comprehensive loss (note 10)	(2.1)	(50.2)

	2,319.3	1,942.0

Subsequent event (note 12)

	$8,087.3	$7,994.4

See accompanying notes to consolidated financial statements.

6

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
Quebecor Media Inc. (“Quebecor Media” or the “Company”) operates in the following industry segments: Telecommunications (formerly “Cable”), News Media (formerly “Newspapers”), Broadcasting, Leisure and Entertainment, and Interactive Technologies and Communications. The Telecommunications segment offers television distribution, Internet, business solutions, telephony and wireless services in Canada and operates in the rental of movies or televisual products through its video on demand service or its distribution and rental stores. The News Media segment produces original content in Canada for all of Quebecor Media’s platforms. Its operations include the printing, publishing and distribution of daily newspapers, weekly newspapers and directories in Canada and the operation of Internet sites in Canada, including French- and English-language portals and specialized sites. The Broadcasting segment operates French- and English-language general-interest television networks, specialized television networks, magazine publishing, and movie distribution businesses in Canada. The Leisure and Entertainment segment combines book publishing and distribution, retail sales of CDs, books, digital video discs (“DVD” units), musical instruments and magazines in Canada, online sales of downloadable music and music production and distribution in Canada. The Interactive Technologies and Communications segment offers e-commerce solutions through a combination of strategies, technology integration, IP solutions and creativity on the Internet and is active in Canada, the United States, Europe and Asia.
In the second quarter of 2009, the Company decided to adopt new names for two of its business segments. To reflect the Cable segment’s comprehensive range of cable television, Internet access and telephone services, as well as the upcoming roll-out of its Advanced Wireless Services (“AWS”) network, its name has been changed to the Telecommunications segment. At the same time, in view of the integration of content from Sun Media Corporation and Canoe Inc. (“Canoe”), the Newspapers segment has been renamed News Media, reflecting the creation of an integrated news and related products organization that produces diverse, original content of high quality for all of Quebecor Media’s platforms.
1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”). The same accounting policies have been used as described in the Company’s latest annual consolidated financial statements, with the exception of the changes described in note 2 below. However, these consolidated financial statements do not include all disclosures required under Canadian GAAP for annual consolidated financial statements and accordingly should be read in conjunction with the Company’s latest annual consolidated financial statements and the notes thereto. In the opinion of management, these consolidated financial statements contain all the adjustments considered necessary.

Some of the Company’s businesses experience significant seasonality due, among other factors, to seasonal advertising patterns and influences on people’s viewing, reading and listening habits. Because the Company depends on the sale of advertising for a significant portion of its revenue, operating results are also sensitive to prevailing economic conditions, including changes in local, regional and national economic conditions, particularly as they may affect advertising expenditures. In addition, in some of the Company’s segments, a component of sales is based on one-time retail transactions rather than subscriptions or long-term agreements, and therefore is influenced by vulnerability to seasonal weather changes. Accordingly, the results of operations for interim periods should not necessarily be considered indicative of full-year results due to the seasonality of certain operations.

Certain comparative figures for previous periods have been reclassified to conform to the presentation adopted for the three-month and nine-month periods ended September 30, 2009.

7

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
2.	CHANGES IN ACCOUNTING POLICIES

Current changes in accounting policies

On January 1, 2009, the Company adopted Canadian Institute of Chartered Accountants (“CICA”) Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and which resulted in the withdrawal of Section 3450, Research and Development Costs and of Emerging Issues Committee (“EIC”) Abstract 27, Revenues and Expenditures During the Pre-operating Period, and which resulted also in the amendment of Accounting Guideline (“AcG”) 11, Enterprises in the Development Stage. This new standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether those assets are separately acquired or internally developed, as well as clarifying the application of the concept of matching revenues and expenses. The adoption of Section 3064 eliminated the deferral of start-up costs, which are now recognized as an expense when they are incurred. The Company adjusted opening deficit as if the new rules had always been applied in the past and the prior period comparative figures have been restated. As well, the Company made reclassifications in order to present certain assets, mainly software, as intangible assets instead of presenting them as property, plant and equipment.

As a result of the adoption of these new rules, the following tables summarize the adjustments that were recorded in the consolidated financial statements:

Balance sheet

	As of December 31	As of December 31
Increase (decrease)	2008	2007

Property, plant and equipment	$(119.5)	$(67.5)
Intangible assets	127.3	67.5
Other assets	(9.6)	(3.7)
Future income tax liabilities	(0.5)	(1.0)
Non-controlling interest	(0.3)	(0.4)
Deficit	1.0	2.3
Statement of income

	Three months ended	Nine months ended
	September 30	September 30
Increase (decrease)	2008	2008

Cost of sales and selling and administrative expenses	$0.1	$(0.1)
Amortization	(0.4)	(1.5)
Future income tax expense	0.1	0.5
Net Income	0.2	1.1

8

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
2.	CHANGES IN ACCOUNTING POLICIES (continued)

Future changes in accounting policies

The CICA issued three new accounting standards in January 2009: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, to converge the accounting for business combinations and the reporting of non-controlling interest to International Financial Reporting Standards (“IFRS”).

Section 1582, Business Combinations, replaces Section 1581, Business Combinations, and establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. Section 1582 applies prospectively to business combinations realized in or subsequent to the first annual reporting period beginning on or after January 1, 2011.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling Interests, which together replace Section 1600, Consolidated Financial Statements, establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. The new sections require that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. These sections apply to interim and annual consolidated financial statements relating to financial years beginning on or after January 1, 2011, and have to be adopted concurrently with Section 1582.

3.	FINANCIAL EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Interest on long-term debt	$68.1	$69.9	$204.3	$205.5
Amortization of financing costs and long-term debt discount	2.7	2.4	7.5	6.7
(Gain) loss on foreign currency translation on short-term monetary items	(0.5)	1.1	(8.9)	4.7
Other	0.2	(1.6)	0.6	(3.4)

	70.5	71.8	203.5	213.5

Interest capitalized to cost of:
Property, plant and equipment	(0.9)	—	(5.2)	—
Intangible assets	(8.8)	(3.7)	(25.0)	(3.7)

	$60.8	$68.1	$173.3	$209.8

9

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
4.	GAIN ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

(Gain) loss on embedded derivatives and derivative financial instruments for which hedge accounting is not used	$(17.3)	$0.9	$(19.7)	$(14.8)
(Gain) loss on foreign currency translation of financial instruments for which hedge accounting is not used	(9.6)	3.4	(18.1)	7.2
Gain on ineffective portion of fair value hedges	(4.2)	(7.7)	(21.2)	(15.4)

	$(31.1)	$(3.4)	$(59.0)	$(23.0)

5.	RESTRUCTURING OF OPERATIONS AND OTHER SPECIAL ITEMS

News Media

During the respective three-month and nine-month periods ended September 30, 2009, restructuring costs of $3.5 million and $6.2 million, including a non-cash portion of $0.3 million, were recorded for new restructuring initiatives in the News Media segment ($1.7 million and $4.4 million in 2008). The amounts primarily relate to severances for the elimination of positions.

Continuity of restructuring costs payable:

Balance as of December 31, 2008	$29.7
Initiatives	5.9
Payments	(21.5)

Balance as of September 30, 2009	$14.1

Other segments

During the three-month and nine-month periods ended September 30, 2009, restructuring and other special items of $0.4 million and $1.9 million, respectively, were also recorded in other segments (a charge of $0.3 million and a reversal of $0.1 million for the three-month and nine-month periods ended September, 2008).

10

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
6.	IMPAIRMENT OF GOODWILL AND INTANGIBLE ASSETS

In the fourth quarter of 2008, the Company determined that the adverse financial and economic environment prevailing at that time triggered a goodwill impairment test in reporting units of News Media, Leisure and Entertainment, and Interactive Technologies and Communications segments. As a result, the Company concluded that these reporting units’ goodwill was impaired. In the second quarter of 2009, the Company completed the goodwill impairment test and an additional impairment loss of $5.6 million was recorded as an adjustment of the fourth quarter of 2008 goodwill impairment loss of $631.0 million. The additional charge was allocated as follows: $1.7 million to the News Media segment, $1.2 million to the Leisure and Entertainment segment, and $2.7 million to the Interactive Technologies and Communications segment.

In the second quarter of 2009, the Company also recorded an impairment loss of $8.0 million on mastheads as a result of the completion of its annual impairment test.

7.	PENSION PLANS

The Company maintains defined benefit and defined contribution pension plans for its employees. The total costs were as follows:

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

Pension plans:
Defined benefit plans	$5.0	$6.4	$13.8	$18.6
Defined contribution plans	3.1	2.9	8.1	8.6

	$8.1	$9.3	$21.9	$27.2

8.	LONG-TERM DEBT

On March 5, 2009, Videotron Ltd. (“Videotron”) issued US$260.0 million in aggregate principal amount of Senior Notes at a discount price of 98.625% for net proceeds of $332.4 million, including accrued interest of $6.9 million and net of financing fees of $6.9 million. The Senior Notes bear interest at 9.125% for an effective interest rate of 9.35%, payable every six months on June 15 and December 15, and will mature on April 15, 2018. These notes are unsecured and contain certain restrictions on Videotron, including limitations on its ability to incur additional indebtedness, pay dividends, or make other distributions. The notes are guaranteed by specific subsidiaries of Videotron and are redeemable at the option of Videotron at a decreasing premium, commencing April 15, 2013. Videotron has fully hedged the foreign currency risk associated with the new Senior Notes by using cross-currency interest rate swaps, under which all payments have been set in Canadian dollars at a foreign exchange rate of 1.2965.

Components of the long-term debt were as follows:

	September 30,	December 31,
	2009	2008

Long-term debt	$3,925.0	$4,300.6
Change in fair value related to hedged interest rate risks	24.7	52.0
Adjustment related to embedded derivatives	(14.4)	24.7
Financing fees, net of amortization	(42.9)	(41.5)

	3,892.4	4,335.8
Less current portion	148.8	37.1

	$3,743.6	$4,298.7

11

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
9.	CAPITAL STOCK
(a)	Authorized capital stock

An unlimited number of Common Shares, without par value;

An unlimited number of non-voting Cumulative First Preferred Shares, without par value; the number of preferred shares in each series and the related characteristics, rights and privileges are to be determined by the Board of Directors prior to each issue:

•
An unlimited number of Cumulative First Preferred Shares, Series A (“Preferred A Shares”), carrying a 12.5% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series B (“Preferred B Shares”), carrying a fixed cumulative preferential dividend generally equivalent to the Company’s credit facility interest rate, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series C (“Preferred C Shares”), carrying an 11.25% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series D (“Preferred D Shares”), carrying an 11.00% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series F (“Preferred F Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company;

•
An unlimited number of Cumulative First Preferred Shares, Series G (“Preferred G Shares”), carrying a 10.85% annual fixed cumulative preferential dividend, redeemable at the option of the holder and retractable at the option of the Company.

An unlimited number of non-voting Preferred Shares, Series E (“Preferred E Shares”), carrying a non-cumulative dividend subsequent to the holders of Cumulative First Preferred Shares, redeemable at the option of the holder and retractable at the option of the Company.

(b)	Issued capital stock

	Common Shares
	Number	Amount

Balance as of December 31, 2008 and September 30, 2009	123,602,807	$1,752.4

12

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
9.	CAPITAL STOCK (continued)
(c)	Stock-based compensation

The following table provides details of changes to outstanding options in the main stock-based compensation plans of the Company and its subsidiaries for the nine-month period ended September 30, 2009:

		Outstanding options
		Weighted average
	Number	exercise price

Quebecor Media

As of December 31, 2008:	3,843,297	$41.05
Granted	551,000	36.35
Exercised	(178,185)	25.76
Cancelled	(295,333)	42.17

As of September 30, 2009	3,920,779	$41.00

Vested options as of September 30, 2009	534,360	$35.01

TVA Group

As of December 31, 2008 and as of September 30, 2009	975,155	$16.16

Vested options as of September 30, 2009	284,861	$18.86

During the three-month and nine-month periods ended September 30, 2009, a net consolidated compensation charge related to all stock-based compensation plans was recorded in the amount of $3.3 million and $3.0 million, respectively (a net reversal of $0.1 million and $2.7 million, respectively, was recorded in 2008).

During the nine-month period ended September 30, 2009, 178,185 stock options were exercised for a cash consideration of $2.2 million (2,779,546 stock options for $91.5 million in 2008). In the third quarter of 2009, 3,345 stock options were exercised for $0.1 million (63,633 stock options for $1.4 million in 2008).

13

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
10.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Translation of net
	investments in	Cash flow
	foreign operations	hedges	Total

Balance as of December 31, 2007	$(3.1)	$12.5	$9.4

Other comprehensive income (loss)	1.0	(12.4)	(11.4)

Balance as of September 30, 2008	(2.1)	0.1	(2.0)

Other comprehensive income (loss)	4.0	(52.2)	(48.2)

Balance as of December 31, 2008	1.9	(52.1)	(50.2)

Other comprehensive (loss) income	(2.0)	50.1	48.1

Balance as of September 30, 2009	$(0.1)	$(2.0)	$(2.1)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/2-year period.

11.	RELATED PARTY TRANSACTIONS

In June 2009, as part of a corporate reorganization, the subsidiary Canoe, in which the Company held an 86.2% interest and TVA Group Inc. (“TVA Group”), held a 13.8% interest, was wound-up and its assets were distributed to its shareholders. The transactions arising from this reorganization were recorded at the carrying value of the assets transferred and an adjustment of $8.9 million was recorded as contributed surplus.

12.	SUBSEQUENT EVENT

In 2003 and 2004, a number of companies, including Videotron and TVA Group, brought suit against the Crown before the Federal Court alleging that the Part II licence fees (“Part II fees”) having to be paid annually to the Canadian Radio-television and Telecommunications Commission (“CRTC”) by broadcasters and broadcasting distribution undertakings constituted, in fact and in law, unlawful taxes under the Broadcasting Act (Canada). Following a Federal Court of Appeal judgement in 2008 overturning a Federal Court ruling in favour of the plaintiffs, leave to appeal to the Supreme Court of Canada was authorized in 2008.

On October 7, 2009, the parties in this case, including Videotron and TVA Group, agreed on an out-of-court settlement whereby the plaintiff companies withdrew their legal challenge and monetary claims, and the government agreed not to claim the unpaid Part II fees for the period of September 1, 2006 through August 31, 2009. In view of this settlement, the Company will reverse in the fourth quarter of 2009 a $42.8 million provision for unpaid Part II fees as of August 31, 2009. Under the out-of-court settlement, the government also undertook to recommend that the CRTC amend its regulations to limit the amount of the Part II fees for the period subsequent to August 31, 2009. To date, however, the current regulatory rate remains applicable to the Company and will continue to apply until such time as it is amended by the CRTC.

14

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
13.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES

The Company’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differ in some respects from those applicable in the United States (“U.S. GAAP”). The following tables set forth the impact of the material differences on the Company’s consolidated financial statements between Canadian and U.S. GAAP.

(a)	Consolidated statements of income

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	(restated, note 2		(restated, note 2
	and note 13(viii))		and note 13(viii))

Net income as per Canadian GAAP	$142.9	$84.5	$376.6	$256.7
Non-controlling interest as per Canadian GAAP (vii)	2.6	5.9	13.1	16.1
Adjustments:
Pension and postretirement benefits (i)	0.1	0.7	0.2	2.0
Derivative instruments (ii)	(22.5)	9.5	(32.0)	(13.7)
Stock-based compensation (iii)	(3.5)	(5.0)	(10.9)	(8.9)
Income taxes (iv)	10.9	(0.4)	9.8	(2.1)

	(15.0)	4.8	(32.9)	(22.7)

Net income as adjusted as per U.S. GAAP	$130.5	$95.2	$356.8	$250.1

Attributable to (vii):
Equity shareholders	$127.9	$88.7	$341.5	$232.8
Non-controlling interest	2.6	6.5	15.3	17.3

15

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
13.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(b)	Consolidated statements of comprehensive income

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
	(restated, note 2		(restated, note 2
	and note 13(viii))		and note 13(viii))

Comprehensive income as per Canadian GAAP	$172.0	$111.7	$424.7	$245.3
Non-controlling interest as per Canadian GAAP (vii)	2.6	5.9	13.1	16.4
Other adjustments to net income as per (a) above	(15.0)	4.8	(32.9)	(22.7)
Adjustments to other comprehensive income:
Pension and postretirement benefits (i)	0.1	1.2	0.3	3.4
Derivative instruments (ii)	(2.9)	(1.6)	(4.6)	10.9
Income taxes (iv)	(1.5)	0.1	1.3	(2.0)

	(4.3)	(0.3)	(3.0)	12.3

Comprehensive income as per U.S. GAAP	$155.3	$122.1	$401.9	$251.3

Attributable to (vii):
Equity shareholders	$152.6	$115.4	$386.2	$233.4
Non-controlling interest	2.7	6.7	15.7	17.9

16

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
13.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(c)	Consolidated balance sheets

	September 30, 2009		December 31, 2008
	Canada	United States	Canada	United States
			(restated -
			note 2)

Other assets	$118.9	$82.1	$102.2	$72.0
Long-term future income tax assets	7.6	10.1	12.3	15.7
Current liabilities	(1,082.0)	(1,092.6)	(1,076.1)	(1,074.0)
Long-term debt	(3,743.6)	(3,762.9)	(4,298.7)	(4,281.5)
Other liabilities	(102.7)	(100.2)	(97.7)	(94.8)
Long-term future income tax liabilities	(389.4)	(354.8)	(356.9)	(343.7)
Contributed surplus (v)(vi)	(3,223.4)	(3,421.2)	(3,214.5)	(3,412.3)
Deficit	2,654.4	2,873.9	2,974.7	3,159.1
Accumulated other comprehensive loss	2.1	7.7	50.2	52.5
Non-controlling interest	(105.6)	(105.8)	(105.7)	(103.2)
The accumulated other comprehensive loss as of September 30, 2009 and December 31, 2008 is as follows:

	September 30,	December 31,
	2009	2008

Accumulated other comprehensive loss as per Canadian GAAP	$(2.1)	$(50.2)
Adjustments:
Pension and postretirement benefits (i)	(12.6)	(12.5)
Derivative instruments (ii)	0.4	5.0
Income taxes (iv)	6.6	5.2

	(5.6)	(2.3)

Accumulated other comprehensive loss as per U.S. GAAP	$(7.7)	$(52.5)

17

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
13.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)

On September 30, 2009, the Company adopted Accounting Standards Update (“ASU”) No. 2009-01, the FASB Accounting Standards CodificationTM and the Hierarchy of Generally Accepted Accounting Principles, previously issued as the Statement of Financial Accounting Standard No. 168. The Codification is approved as the single source of authoritative nongovernmental U.S. GAAP which does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. Although the implementation of this update did not have an impact on the reconciliations contained herein, the references below now reflect the new codification.
(i)
Under U.S. GAAP, Statement of Financial Accounting Standards (SFAS) No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, now contained in Codification Topic 715, Compensation — Retirement Benefits, requires the recognition of over- or under-funded positions of defined benefit pension and other postretirement plans on the balance sheet, along with a corresponding non-cash adjustment to be recorded in accumulated other comprehensive loss.

Under Canadian GAAP, a company is not required to recognize over- or under-funded positions. However, when a defined benefit plan gives rise to an accrued benefit asset, a company must recognize a valuation allowance for the excess of the adjusted benefit asset over the expected future benefit to be realized from plan assets. U.S. GAAP does not provide for a valuation allowance against pension assets.

(ii)
Since January 1, 2007, standards for hedge accounting under Canadian GAAP are similar to those under U.S. GAAP, as established by SFAS 133, Accounting for Derivative Instruments and Hedging Activities, now contained in Codification Topic 815, Derivatives and Hedging.

However, under Canadian GAAP, certain embedded derivatives, such as the early settlement options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and therefore must be recorded at their fair value with changes in income. Under U.S. GAAP, those embedded derivatives are considered closely related to their host contract and do not have to be recorded separately at their fair values. Accordingly, the measurement of ineffective hedging relationships recorded in income under U.S. GAAP differs from the measurement under Canadian GAAP.

(iii)
Under U.S. GAAP, in accordance with SFAS 123R, Share-Based Payment now contained in Codification Topic 718, Compensation — Stock Compensation, the liability related to stock-based awards that call for settlement in cash or other assets must be measured at its fair value based on the fair value of stock option awards and is to be re-measured at the end of each reporting period. Under Canadian GAAP, the liability is measured and re-measured based on the intrinsic values of the stock option awards instead of at their fair values.

(iv)	Under Canadian GAAP, income taxes are measured using substantively enacted tax rates, while under U.S. GAAP measurement is based on enacted tax rates.

Furthermore, under U.S. GAAP, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes (FIN 48), an interpretation of SFAS 109, Accounting for Income Taxes, now contained in Codification Topic 740, Income Taxes. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Canadian GAAP, there is no such interpretation and therefore the reserve related to income tax contingencies is not based on the same level of likelihood as prescribed by FIN 48.

Other adjustments represent the tax impact of U.S. GAAP adjustments.

(v)	Under Canadian GAAP, a gain on repurchase of redeemable preferred shares of a subsidiary was included in income in 2003. Under U.S. GAAP, any such gain is included in contributed surplus.

(vi)
The Company or its subsidiaries have entered into tax consolidation transactions with the Company’s parent company, through which tax losses were transferred between the parties. Under Canadian GAAP, this resulted in the recognition of deferred credits. Under U.S. GAAP, since these transactions relate to asset transfers between related parties, the difference between the carrying value of the tax benefits transferred and the cash consideration received or paid is recognized in contributed surplus.

18

QUEBECOR MEDIA INC. AND ITS SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)
For the three-month and nine-month periods ended September 30, 2009
(tabular amounts in millions of Canadian dollars, except for per option data)
(unaudited)
13.	SIGNIFICANT DIFFERENCES BETWEEN GAAP IN CANADA AND IN THE UNITED STATES (continued)
(vii)
As of January 1, 2009, the Company adopted SFAS 141R, Business Combinations, and SFAS 160, Non-controlling Interests in its consolidated financial statements, now contained in Codification Topic 805, Business Combinations, and in Codification Topic 810, Consolidation, respectively.

The provisions of SFAS 141R apply prospectively to business combinations for which the acquisition date is on or after December 31, 2008. SFAS 141R establishes new guidance on the recognition and measurement of all assets and all liabilities of the acquired business at fair value. Non-controlling interests are measured at either their fair value or at their proportionate share of the fair value of identifiable assets and liabilities. The measurement of consideration given now includes the fair value of any contingent consideration as of the acquisition date, and subsequent changes in fair value of the contingent consideration classified as a liability are recognized in earnings. Acquisition-related costs are excluded from the purchase price and are expensed as incurred. In addition, restructuring costs related to a business combination are no longer part of the purchase price equation and are expensed as incurred. The adoption of this section has not yet created a material difference between Canadian and U.S. GAAP.

The new rules under SFAS 160 establish new guidance on accounting for non-controlling interests and for transactions with non-controlling interest. SFAS 160 requires that non-controlling interest be presented as a separate component of shareholders’ equity. In the statement of income, net income is calculated before non-controlling interest and is then attributed to shareholders and non-controlling interest. In addition, changes in the Company’s ownership interest in a subsidiary that do not result in a loss of control are now accounted for as equity transactions. The new presentation applies retroactively and U.S. GAAP prior periods figures have been restated.

(viii)
As a result of the adoption of CICA Section 3064 (note 2), the accounting rules related to start-up costs have been harmonized with U.S. GAAP and, accordingly, a U.S. GAAP adjustment in connection with these costs is no longer required. The prior period U.S. GAAP adjustment has been restated since the new rules under Canadian GAAP were applied retroactively with restatement of prior period figures.

(ix)
On January 1, 2009, the Company adopted the provisions of SFAS 157, Fair Value Measurements, now contained in Codification Topic 820, Fair Value Measurements and Disclosures, related to the guidance for using fair value to measure certain non-financial assets and non-financial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis. The adoption had no impact on its consolidated financial statements.

19

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.
By:	(s) Jean-François Pruneau
Jean-François Pruneau
Vice President, Finance

Date: November 9, 2009